

中期報告 2004 INTERIM REPORT

恒生銀行
HANG SENG BANK



目錄 CONTENTS

業績簡報 RESULTS IN BRIEF

		二零零四年六月三十日 **30 June 2004**	二零零三年六月三十日 *30 June 2003*	二零零三年十二月三十一日 *31 December 2003*
半年期內	**For the half-year ended**	**HK$m**	HK$m	HK$m
扣除準備金前之營業溢利	Operating profit before provisions	**6,096**	6,073	5,402
營業溢利	Operating profit	**6,859**	5,617	5,066
除稅前溢利	Profit before tax	**7,323**	5,928	5,209
股東應得之溢利	Attributable profit	**6,245**	5,022	4,517
每股計	**Per share**	**HK$**	HK$	HK$
每股盈利	Earnings per share	**3.27**	2.63	2.36
每股股息	Dividends per share	**2.20**	2.10	2.80
於期末	**At period-end**			
		HK$m	HK$m	HK$m
股東資金	Shareholders' funds	**41,345**	40,730	39,641
總資產	Total assets	**503,929**	482,308	502,959
		HK$	HK$	HK$
每股資產淨值	Net asset value per share	**22.00**	21.58	21.07
比率	**Ratios**	**%**	%	%
半年期內	*For the half-year ended*			
平均股東資金回報率	Return on average shareholders' funds	**30.9**	24.4	22.5
成本對收入比率	Cost:income ratio	**24.5**	23.1	27.8
平均流動資金比率	Average liquidity ratio	**48.1**	45.0	47.4
於期末	*At period-end*			
總資本比率*	Total capital ratio*	**12.8**	14.0	13.2
第一級資本比率*	Tier 1 capital ratio*	**11.4**	12.3	11.3

* *資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

* *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

董事長報告

香港經濟經歷二零零三年初的低潮後漸次復甦，恒生於二零零四年上半年之業績亦受惠。股東應得之溢利上升百分之二十四點四，期內其他營業收入增加，以及有呆壞賬準備回撥。

雖然息差仍然受壓，惟其他營業收入增長百分之二十五點七，足以抵銷淨利息收入下跌有餘。扣除準備金前之營業溢利與去年相若，微升百分之零點四。

每股盈利上升至港幣三元二角七仙，較二零零三年上半年增加百分之二十四點三。平均股東資金回報率為百分之三十點九，去年同期則為百分之二十四點四，至於去年下半年則為百分之二十二點五。

本行由今年起實施每季派息計劃。董事會已宣佈派發是年度第二次中期股息每股港幣一元一角。是次股息連同已於二零零四年六月八日派發之第一次中期股息港幣一元一角，二零零四年上半年合共派息每股港幣二元二角，較二零零三年上半年每股股息二元一角稍微增長。

經濟盈利是指除稅後溢利扣減資本成本。於二零零四年上半年，本行經濟盈利達港幣四十二億六千二百萬元，較去年同期增加百分之五十二點一。

在一九九九年一月一日至二零零三年十二月三十一日期間，本行推行「增值管理」策略，股東總回報率達到百分之一百零六點三。在未來五年，本行之新策略目標為致力增加每股盈利，以及提高營運效益。

因此，我們之重點將為擴闊收入來源、加強理財服務、增加客戶貸款基礎、加強貿易融資，以及切合中小型企業及商業客戶所需之服務。

我們會繼續致力拓展內地業務，尤其是泛珠三角區域及長江三角洲一帶，協助客戶把握香港與內地經濟發展蓬勃地區更緊密經濟聯繫帶來之商機。

二零零四年上半年，本行購入興業銀行股份有限公司百分之十五點九八的股權，乃拓展內地業務之新里程。此項交易不單為恒生打開了與內地主要股份制商業銀行合作之門，亦對本行將來內地網絡及業務發展大有幫助。

過去一年，本行全體員工不辭辛勞，貢獻良多，本人深為感謝。鑑於各員工在極具挑戰的二零零三年仍努力不懈，以及本行業績保持平穩，董事會已批准發放與業績掛鉤之獎勵金，並已於二零零四年三月三十一日向員工發放。

本行名譽董事長利國偉博士及董事何添博士已於二零零四年四月二十二日退任本行董事。本人謹代表董事會向兩位致以衷心謝意。利博士及何博士分別自一九四六年及一九三三年加入本行。本行對利博士及何博士數十年來之寶貴貢獻及英明指導仰仗良多。

本人亦歡迎張建東博士自二零零四年五月二十五日起，獲委任為非執行董事。張博士曾任香港畢馬威會計師事務所主席兼行政總裁。

在出口持續增長，以及消費力上升之帶動下，展望二零零四年下半年香港經濟持續向好，惟復甦步伐很大程度視乎內地經濟宏觀調控及美國經濟復甦之情況而定。恒生將繼續以卓越服務、多元化產品及高營運效率，謀求業務增長。

艾爾敦
董事長
香港　二零零四年八月二日

CHAIRMAN'S STATEMENT

Hang Seng's performance improved in the first half of 2004, supported by Hong Kong's recovery from the economic low point of early 2003. Attributable profit grew by 24.4%, underpinned by growth in other operating income and the release in provisions for bad and doubtful debts.

Although interest margins remained depressed, an increase of 25.7% in other operating income more than offset the fall in net interest income. Operating profit before provisions grew by 0.4%.

Earnings per share went up to HK$3.27, which was 24.3% higher than the first half of 2003. The return on average shareholders' funds was a record 30.9%, compared with 24.4% in the first half of 2003 and 22.5% in the second half of 2003.

Starting this year, a programme of quarterly dividends has been instituted for our shareholders. A second interim dividend of HK$1.10 per share has been declared. This, together with the first interim dividend of HK$1.10 per share, paid on 8 June 2004, brings the total distribution for the first half of 2004 to HK$2.20 per share, a slight increase over the HK$2.10 per share for the first half of 2003.

Economic profit — the difference between profit after tax and the cost of invested capital — was HK$4,262 million, an increase of 52.1% over the same period last year.

Having achieved a total return of 106.3% for shareholders under our Managing for Value strategy from 1 January 1999 to 31 December 2003, for the next five years Hang Seng will be guided by its new strategy of maintaining strong competitive growth in earnings per share and operating efficiency.

Under this strategy, we will focus on diversifying income, enhancing our wealth management services, growing our consumer lending franchise, increasing our trade finance business and offering more customised solutions for Small and Medium-Sized Enterprises and commercial customers.

We will continue to expand our business on the Mainland, especially in the Pan-Pearl River and Yangtze River deltas, to help customers capture business opportunities arising from the closer economic links between Hong Kong and these economically vibrant areas.

During the first half of 2004, a milestone in our relations with the Mainland was reached through the acquisition of a 15.98% interest in Industrial Bank Co Ltd. This strategic move opens the door for cooperation with a major Mainland joint-stock commercial bank and complements Hang Seng' Mainland network and business expansion.

I would like to take this opportunity to thank our staff for their dedication and hard work. The Board of Directors approved the distribution of a variable bonus with reference to the Bank's 2003 business results and the contribution of staff members to these results during a very challenging 2003. The bonus was paid out on 31 March 2004.

On behalf of the Board of Directors, I would also like to thank Dr Lee Quo-Wei, Honorary Chairman, and Dr Ho Tim, Director, who retired from the Board on 22 April 2004. Dr Lee and Dr Ho served the Bank with distinction from 1946 and 1933 respectively. Their immensely valuable contributions and wise counsel over the years have been integral to the growth and success of the Bank.

I would like to extend a warm welcome to Dr Marvin K T Cheung, who was appointed a non-executive Director effective 25 May 2004. Dr Cheung is the former Chairman and Chief Executive Officer of KPMG Hong Kong.

Buoyant exports and the revival in consumer spending should continue to support Hong Kong's economy during the rest of the year. The pace of recovery will, however, be dependent to a large extent on the macro-economic realignment initiatives in mainland China and the strength of the recovery in the United States. Against this backdrop, Hang Seng will continue to deliver growth through service excellence, product diversification and cost efficiency.



David Eldon
Chairman

受惠於本港經濟復甦，加上本行之雄厚資產實力，二零零四年上半年之業績有穩健增長。然而，本行仍須面對利息低企令息差收窄的挑戰。

扣除準備金前之營業溢利上升港幣二千三百萬元，或百分之零點四，為港幣六十億九千六百萬元。

淨利息收入下降港幣五億零九百萬元，或百分之九點八，但本行重點發展理財服務，令其他營業收入大幅上升港幣六億八千八百萬元，或百分之二十五點七，因此總營業收入亦較去年同期上升百分之二點三。

其他營業收入佔總營業收入百分之四十一點六，乃受惠於股市活躍及投資意欲轉旺。來自經紀佣金、基金銷售及資金管理之收入，以及人壽保險新產品之收入亦有增加。

扣除準備金後之營業溢利增加百分之二十二點一，其中包括港幣七億六千三百萬元之呆壞賬準備回撥，而去年同期則有港幣四億五千六百萬元呆壞賬提撥。回撥總額包括特殊準備淨回撥港幣六千五百萬元及一般準備回撥港幣六億九千八百萬元，以反映恒生近年的貸放損失記錄良好。

除税前溢利於計及中期物業重估增值港幣一億一千九百萬元後，為港幣七十三億二千三百萬元，較二零零三年上半年上升港幣十三億九千五百萬元，或百分之二十三點五。

股東應得溢利上升港幣十二億二千三百萬元，或百分之二十四點四。若不計算一般準備回撥及相關遞延税項之影響，二零零四年上半年之股東應得溢利較二零零三年同期上升港幣六億四千七百萬元，或百分之十二點九。

與二零零三年下半年相比，其他營業收入上升百分之三十三點二，主要來自零售投資產品及資金管理收入大幅上升百分之二百二十一點四、證券經紀及有關服務收入上升百分之二十四點五及買賣溢利上升百分之二十五點一。

二零零四年上半年之成本對收入比率為百分之二十四點五，較去年同期上升一點四個百分點，但較二零零三年下半年下降三點三個百分點。

財務概況

淨利息收入為港幣四十七億一千一百萬元，主要由於港元利率於上半年罕有地偏低，令存款所賺取之息差收窄，加上物業按揭市場競爭激烈，令貸款之收益減少。

賺取利息之平均資產上升港幣三百三十一億元，或百分之七點六。淨利息收益率下跌三十九個基點至百分之二點零二，原因為淨息差下跌三十八個基點至百分之一點九五，主要受到按揭貸款組合平均收益率下降，以及定期存款、同業拆息為基礎之貸款及債務證券之息差進一步收窄影響。至於無利息成本資金之收益減少港幣二千三百萬元，收益率亦減少一個基點至百分之零點零七。

其他營業收入為港幣三十三億六千二百萬元，而二零零三年同期則為港幣二十六億七千四百萬元。此方面之增幅抵銷了淨利息收入下跌之影響，淨服務費及佣金收入上升百分之二十六點五，主要是證券經紀及有關服務之收入強勁增長百分之一百三十七點九、零售投資產品及資金管理業務之收入上升百分之二十點一，以及押滙業務及信用卡業務之收入分別上升百分之十二點四及八點四。

買賣溢利增長百分之五十四點六，主要來自外滙買賣（包括為客戶提供之外幣掛鈎投資產品所賺取之溢利）。保險業務佣金及承保溢利共增長百分之十七點八，主要來自人壽保費有強勁增長。

人壽保險之市場佔有率及盈利大幅上升，原因為本行新推出一系列以供款年期短而保障期長之保險產品，深受客戶歡迎。

營業支出上升港幣一億五千六百萬元，或百分之八點六，為港幣十九億七千七百萬元。人事費用增加港幣三千八百萬元，或百分之三點八，主要由於員工人數上升及派發業績獎勵金。由於資訊科技費用增加，導致房產及設備費用增加港幣三千九百萬元，或百分之十點六。而折舊則下跌港幣一千八百萬元，或百分之十點五。其他營業支出上升港幣九千七百萬元，或百分之三十四點三，主要為市場推廣費用及後勤服務中心費用增加，二零零三年上半年因受「沙士」疫症影響而削減推廣活動，相比之下，期內市場推廣費用增幅較大。

本行於二零零四年上半年全職員工總數為七千四百七十五人，增加一百九十五人，主要乃為配合本行拓展個人銀行及內地分行業務。

呆壞賬準備有港幣七億六千三百萬元之淨回撥，而去年同期則有港幣四億五千六百萬元之淨提撥。由於貸款撇賬減少，以及按揭貸款與商業客戶之呆壞賬收回增加，特殊準備有港幣六千五百萬元淨回撥，而二零零三年上半年及下半年則分別有港幣四億六千二百萬元及港幣三億三千六百萬元之淨提撥。隨着上半年本地經濟復甦步伐加快、失業率回落、破產個案減少，以及物業價格回升，令信貸情況得到改善。鑑此，本行檢討近年實質貸放損失後，作出港幣六億九千八百萬元之一般準備回撥。

經濟持續復甦，呆壞賬對總客戶貸款比率由二零零三年十二月底之百分之二點三進一步改善至二零零四年六月底之百分之一點六。已逾期之客戶貸款下跌百分之三十七點七，為港幣二十億六千萬元，反映按揭貸款及透支貸款與企業客戶之拖欠情況有明顯改善。

流動資金比率亦由百分之四十五，進一步改善至百分之四十八點一。總資本比率為百分之十二點八（二零零三年十二月三十一日為百分之十三點二），而第一級資本比率則為百分之十一點四（二零零三年十二月三十一日為百分之十一點三）。

貸款及存款

客戶貸款總額（已扣除準備金）上升百分之七點五，於二零零四年六月三十日為港幣二千四百六十八億元。

工業、商業及金融業之貸款於二零零四年上半年上升港幣七十二億四千七百萬元，或百分之七點八。隨着本地經濟復甦，物業投資、批發及零售業、製造業、運輸及其他行業之貸款均錄得雙位數字之增長。

貿易融資增加港幣四十四億八千五百萬元，或百分之三十九點六，增幅令人鼓舞。反映國際貿易增長強勁，以及本行積極拓展商業銀行及貿易服務之成果。

個人貸款上升港幣八億零五百萬元，或百分之零點七。撇除政府停止「居者有其屋計劃」令住宅按揭貸款下跌港幣二十一億二千一百萬元之因素後，個人貸款之增幅為百分之三點二。信用卡貸款及其他個人貸款（主要為透支貸款、稅務貸款及私人貸款）合共上升港幣十七億三千四百萬元，或百分之十五點五。在市道活躍而競爭激烈之環境下，住宅按揭貸款增加港幣十一億九千二百萬元，或百分之一點五。

在香港以外使用之貸款上升港幣三十五億四千九百萬元，或百分之五十三，原因為內地分行之貸款組合有百分之六十二點四之滿意增長，於二零零四年六月三十日達到港幣六十一億六千二百萬元。

往來、儲蓄及其他存款包括已發行存款證減少港幣一百一十五億元，或百分之二點六，為港幣四千二百八十四億元，而二零零三年十二月三十一日則為港幣四千三百九十九億元。客戶存款下跌港幣一百三十五億元乃由於利率低企，客戶持續將存款轉為其他投資。

各主要業務

個人銀行業務之除稅前溢利上升百分之十六點八，主要受惠於特殊準備減少百分之八十五點一，以及一般準備之回撥。淨利息收入下跌百分之十二點三，主要由於港元利率罕有地偏低，令定期存款息差大幅收窄，以及按揭貸款組合收益率亦因競爭激烈而進一步下跌所影響。

其他營業收入上升百分之二十五點四，主要由理財服務持續增長帶動。

投資服務收入增加百分之三十三點三，原因為經紀佣金及零售投資產品銷售增加。所管理之資金總額較去年底上升港幣一百二十六億元，或百分之二十一點七，主要由於恒生精選基金系列推出新投資基金及私人銀行業務增長。保險業務收入上升百分之二十六點三，增幅主要來自人壽保險業務。人壽保險新保單之年度保費激增百分之一百一十五點七，而承保收入則大幅上升百分之二十七點七。

個人銀行業務之客戶貸款上升百分之一點六。私人住宅按揭貸款增加百分之一點八，但政府「居者有其屋計劃」之住宅按揭貸款則因停售居屋而下跌百分之七。期內，個人銀行業務繼續拓展消費信貸，其中信用卡及私人貸款合共錄得百分之十六點八之增長。由於消費上升，加上本行推出網上繳費新服務，二零零四年上半年本行發出之信用卡數目增加百分之十二點五，達一百零九萬三千張，信用卡消費亦較去年同期上升百分之五十八點一。

在二零零四年上半年經濟顯著復甦，出口增長，以及消費上升之帶動下，商業銀行業務之除稅前溢利上升百分之一百零一點五。本行在內地之商業銀行業務，無論在客戶基礎，客戶貸款及貿易服務方面均錄得滿意增長。在客戶貸款增加及貿易融資擴展下，淨利息收入及其他營業收入分別上升百分之二十四點八及百分之十二點七。此業績亦由於呆壞賬準備之回撥。

工商及金融機構業務之除稅前溢利上升百分之十八點一，主要來自一般準備回撥，顯示此方面業務之貸款組合質素進一步提高。

財資業務之除稅前溢利上升百分之二十點八。淨利息收入上升百分之十一點三，反映投資組合於低息環境下部署得宜。其他營業收入上升百分之七十三點二，主要來自外滙買賣，包括為客戶提供與外幣掛鈎投資產品之溢利。

其他業務之除稅前溢利下降百分之九點四，主要因為港元利率罕有地偏低，令股東資金回報大幅下降，惟部分跌幅因股息收入增加及重估物業出現增值而得以彌補。

業務擴展

內地市場仍為本行拓展業務之主要目標，尤其是珠江三角洲及沿岸主要城市。

深圳分行開始為外籍人士、港澳台居民及外商投資企業提供人民幣服務。福州分行已於六月下旬獲得批准，可於今年稍後時間推出此等人民幣服務。上海、廣州及深圳之分行亦分別獲批准向內地企業提供人民幣服務。

本行獲批准於上海及深圳開設支行，連同該等新增支行，本行內地行所數目將包括五間分行、三間支行，以及兩間代表處，分佈於七個城市。

本行亦於澳門開設首間分行，為當地有業務的客戶提供貿易融資服務。

繼本行獲中國證券監督管理委員會批予合格境外機構投資者證券投資許可證後，於今年六月獲中國國家外滙管理局批出五千萬美元的投資額度以投資內地證券市場，令本行及本行之香港及海外客戶可以直接投資內地A股。

二零零四年上半年度，本行推出以內地新來港定居人士為對象之「香港生活」錦囊服務。本行亦於本港各分行提供人民幣服務，包括存款、兑換及滙款服務。

本行亦擴展網上銀行服務，於今年六月推出「網上認股證超級市場」，為客戶提供所有在港上市認股證的最新資訊，並推出「生活化理財」網站，為客戶提供最新理財服務專享優惠，以及各類時尚生活資訊。

於今年六月底，經櫃檯進行之交易宗數下降百分之十二點八，而網上進行之交易宗數，佔總交易宗數百分之二十四點三，而二零零三年十二月則佔百分之二十三點一。本行之網上銀行客戶現時已超逾三十八萬名。

本行獲《財資》雜誌評選為「二零零三年最佳本地商業銀行」，乃連續第四年獲得同一獎項，同時亦獲《讀者文摘》頒發銀行界別之「超級品牌」金獎之榮譽。

於二零零四年上半年，穆迪投資服務公司確認本行之長期外幣存款評級為A1、長期港元存款為Aa3、短期外幣存款評級為Prime 1及短期港元存款評級為Prime 1。本行之財務實力評級亦確認為B，乃穆迪給予香港區銀行之最高評級。

歐洲評級機構惠譽國際確認恒生的個別評級仍維持為A/B級，此乃亞洲銀行中獲得之最高評級。

企業之社會責任

恒生銀行承擔良好企業公民之責任，並致力回饋社會。

本行參與之慈善及贊助項目向以教育為重點。自一九九五年迄今，本行為本地、內地及海外的獎學金計劃撥出超過港幣三千四百萬元，惠及逾六百八十名學生。本行於二月頒發四個獎學金予四名香港中文大學及香港大學的傑出醫科學生。另外，本行亦於七月頒發海外留學獎學金予四名香港及兩名內地的傑出學生，前赴海外深造。

本行亦致力推動乒乓球運動。於四月繼續贊助「恒生乒乓球學院」三年，涉及金額逾港幣三百七十萬元。自「恒生乒乓球學院」於三年前成立以來，受惠之乒乓球愛好者近四萬五千名。

恒生亦贊助「跳躍音符伴成長」計劃。此項與香港管弦樂團合辦的計劃，引領學生欣賞音樂的妙趣。自一九九八年推出以來，參與人數共約三十萬名。

恒生一向重視環保，並設立環保管理系統以推動可持續發展的目標，此系統亦有助本行加強環保方面的工作。

本行自二零零二年起獲納入「富時全球社會責任指數」，乃對本行致力實踐良好社會責任的認同。

展望

展望下半年香港經濟將會持續復甦，惟步伐或會放緩。恒生仍需面對同業競爭激烈及息差受壓等挑戰。

本行將繼續拓展內地業務並視為發展之重點。於購入興業銀行股份有限公司百分之十五點九八股權後，本行會在有關法規容許時，開拓信用卡及無抵押個人貸款業務。

於四月，本行與中國銀聯股份有限公司在香港簽訂合作備忘錄。本行將於今年稍後時間，為本港居民提供人民幣信用卡服務。

為加深與客戶之關係。本行會推出更多元化之投資理財及人壽保險產品，以滿足客戶日益提高之需要。此外，本行將會推出嶄新網上理財方案，為客戶提供更便捷之服務。

為進一步拓展增長迅速之中小型企業客戶之業務，本行會加強提供貿易融資及一站式理財服務，以及致力擴大客戶基礎。

本行已為把握香港經濟復甦之機遇作好準備，並善用優質對客服務、雄厚財務實力、高營運效益，以及超卓品牌等優勢，迎接未來的挑戰。同時亦會繼續致力為股東增值並為客戶提供更佳服務。

鄭海泉

鄭海泉

副董事長兼行政總裁

香港　二零零四年八月二日

CHIEF EXECUTIVE'S REPORT

In the first half of 2004, Hang Seng's performance benefited from the economic recovery and the Bank's strong asset quality. The narrow interest margins in the low interest rate environment, however, remained a challenge.

Operating profit before provisions rose by HK$23 million, or 0.4%, to HK$6,096 million.

Net interest income decreased by HK$509 million, or 9.8%. However, our continuing focus on wealth management resulted in a strong rise in other operating income, which went up by HK$688 million, or 25.7%, enabling us to report an increase of 2.3% in total operating income over the comparable period last year.

Other operating income, which contributed 41.6% of total operating income, benefited from the active stock market and positive investor sentiment. Revenues increased from brokerage, retail fund distribution and funds under management as well as cross-sales of new life insurance products.

Operating profit after provisions rose by 22.1%, benefiting from a release of HK$763 million in provisions for bad and doubtful debts, compared with a charge of HK$456 million for the same period last year. The total release comprised a net release in specific provisions of HK$65 million and a release of HK$698 million in general provisions, reflecting the improvement in Hang Seng's loan loss history.

Profit before tax amounted to HK$7,323 million, which was HK$1,395 million, or 23.5%, higher than the first half of 2003, after accounting for the surplus on property revaluation of HK$119 million.

Attributable profit rose by HK$1,223 million, or 24.4%. Excluding the impact of the release in general provisions and the related deferred taxation, attributable profit for the first half of 2004 increased by HK$647 million, or 12.9%, over the first half of 2003.

In comparison with the second half of 2003, other operating income grew by 33.2%, mainly attributable to the substantial growth of 221.4% in income from retail investment products and funds under management, a 24.5% rise in revenues from securities/ stockbroking and 25.1% in dealing profits.

The cost:income ratio for the first half of 2004 was 24.5%, 1.4 percentage points higher than the same period last year but 3.3 percentage points lower than the second half of 2003.

Financial highlights

Net interest income, at HK$4,711 million, was affected by the exceptionally low Hong Kong dollar interest rates in the first half of the year, which reduced deposit spreads, and the fierce competition in the mortgage markets which negatively impacted margins.

Average interest-earning assets rose by HK$33.1 billion, or 7.6%. Net interest margin narrowed by 39 basis points to 2.02% with a reduction in the net interest spread of 38 basis points to 1.95%, mainly due to the fall in the average mortgage portfolio yield and compression in spreads on time deposits, HIBOR based lending and debt securities. Contribution from net free funds fell HK$23 million, or 1 basis point, to 0.07% due to the fall in interest rates.

Outweighing the drop in net interest income, other operating income totalled HK$3,362 million, compared with HK$2,674 million for the first half of 2003. Net fees and commissions rose by 26.5%, contributed by encouraging growth of 137.9% in securities broking and related services, 20.1% in retail investment products and funds under management, 12.4% in trade services and 8.4% in cards.

Dealing profits grew by 54.6%, mainly in foreign exchange income, which included the profit on currency-linked investment products provided to customers. Insurance commissions and underwriting profit together grew by 17.8% due to strong growth in life insurance premiums.

Life insurance grew significantly in both market share and profitability, reflecting the success of an innovative range of products designed to give extended protection but with a shorter premium payment period.

Operating expenses increased by HK$156 million, or 8.6%, to HK$1,977 million. Staff costs increased by HK$38 million, or 3.8%, mainly due to the increase in headcount and the variable staff bonuses. Depreciation reduced by HK$18 million, or 10.5%, while premises and equipment expenses rose by HK$39 million, or 10.6%, due mostly to the increase in IT expenditure. Other operating expenses rose by HK$97 million, or 34.3%, mainly in marketing expenditure and processing costs. Marketing expenditure increased following the low level of marketing activity in the first half of 2003 due to SARS.

Full-time equivalent staff increased by 195 during the first half of 2004 to 7,475, mainly to support the expansion of our personal financial services and Mainland branches.

Provisions for bad and doubtful debts showed a net release of HK$763 million compared with a net charge of HK$456 million for the same period last year. There was a net release in specific provisions of HK$65 million, compared with net charges of HK$462 million and HK$336 million for the first and second halves of 2003. The net release reflected the reduction of credit charge-offs, and increase in recoveries from mortgages and commercial customers. This was in line with the benign credit conditions during the first half of the year as the economic recovery continued to take shape, with falling unemployment, reduced levels of bankruptcies, and rising property prices. Accordingly, there was a release of HK$698 million in general provisions following a review of the historical loss experience.

The more buoyant economy contributed to the further improvement in the ratio of gross non-performing advances to gross advances to customers, which was 1.6% at the end of June 2004 compared with 2.3% at the end of December 2003. Overdue advances dropped by 37.7% to HK$2,060 million, reflecting the substantial improvement in delinquent mortgage, overdraft and corporate accounts.

The liquidity ratio improved from 45.0% to 48.1%; the total capital ratio stood at 12.8% (13.2% at 31 December 2003); and the tier 1 capital ratio was 11.4% (11.3% at 31 December 2003).

Loans and deposits

Total advances to customers (net of provisions) had grown by 7.5% to HK$246.8 billion at 30 June 2004.

Lending to the industrial, commercial and financial sectors grew by HK$7,247 million, or 7.8%, during the first half of 2004. Following the recovery of the economy, double-digit growth was recorded in the sectors of property investment, wholesale and retail trade, manufacturing, transportation and others.

Trade finance advances recorded an encouraging growth of HK$4,485 million, or 39.6%, in line with the strong growth in international trade flows and the expansion of our commercial banking and trade services.

Lending to individuals rose by HK$805 million, or 0.7%. Excluding the fall of HK$2,121 million in mortgages under the suspended Government Home Ownership Scheme (GHOS), the growth in individual lending was 3.2%. Credit card advances and other lending to individuals, mainly overdraft, tax and personal loans, together rose by HK$1,734 million, or 15.5%. Residential mortgages increased by HK$1,192 million, or 1.5%, in an active and intensely competitive market environment.

Gross advances for use outside Hong Kong rose by HK$3,549 million, or 53.0%, mainly as a result of the encouraging growth of 62.4% in the loan portfolios of our Mainland branches to HK$6,162 million at 30 June 2004.

Current, savings and other deposit accounts, including certificates of deposit in issue, decreased by HK$11.5 billion, or 2.6%, to HK$428.4 billion, compared with HK$439.9 billion at 31 December 2003. Customer deposit accounts fell by HK$13.5 billion as customers continued to shift funds to other financial investments in the low interest rate environment.

Lines of business

Personal Financial Services (PFS) reported a growth of 16.8% in profit before tax, benefiting from the reduction of 85.1% in specific provisions and the release in general provisions. Net interest income fell by 12.3%, mainly due to the significant reduction in spreads on time deposits owing to the exceptionally low Hong Kong dollar interest rate environment and further declines in mortgage portfolio yield under severe market competition.

Other operating income rose by 25.4%, driven by the continuous expansion in the wealth management business.

Investment services income rose by 33.3%, as a result of increased securities brokerage and retail investment product sales. Total funds under management have grown by HK$12.6 billion, or 21.7%, since the end of last year, reflecting further expansion of the Hang Seng Investment Series and the growth in the private banking business. Insurance income grew by 26.3%, mainly due to the success of the life insurance business, which recorded impressive growth of 115.7% in annualised premiums and 27.7% in underwriting income.

PFS customer advances recorded a growth of 1.6%. Private sector residential mortgages rose by 1.8% but those under the suspended GHOS fell by 7.0%. During the period, PFS continued to expand its consumer lending portfolio, with credit card and personal lending recording growth of 16.8%. Credit cards in issue rose by 12.5% to 1,093,000 during the first half of 2004 with card spending increasing by 58.1% over the same period last year, benefiting from improved consumer spending and the introduction of new e-payment services.

Commercial Banking reported growth of 101.5% in profit before tax. Led by rising exports and consumer spending, the economy picked up in the first half of 2004. Commercial Banking in the Mainland also registered growth in the customer base, loans and trade services. Underpinned by the increase in customer advances and the expansion of trade services, net interest income and other operating income grew by 24.8% and 12.7% respectively. The operating result also reflected the release in provisions for bad and doubtful debts.

Corporate and Institutional Banking recorded growth of 18.1% in profit before tax, mainly due to the release in general provisions, reflecting further improvement in the quality of the CIB loan portfolios.

Treasury reported growth of 20.8% in profit before tax. Net interest income rose by 11.3%, largely contributed by the effective positioning of the accrual portfolios in the low interest rate environment. Other operating income increased by 73.2%, mainly contributed by foreign exchange income from currency-linked investment products provided to customers.

Other business showed a decline of 9.4% in profit before tax. There was a substantial reduction in return on shareholders' funds due to the exceptionally low Hong Kong dollar interest rates. The shortfall was partly made up by the increase in dividend income and the surplus on revaluation of properties.

Business expansion

The Mainland continues to be a major focus of our expansion efforts, particularly in the Pearl River Delta and major coastal cities.

Our Shenzhen branch began offering renminbi (RMB) services to foreign passport holders and residents of Hong Kong, Macau and Taiwan, as well as foreign-invested enterprises. In late June, we received approval for the Fuzhou branch to offer these services later in the year. Our Shanghai, Guangzhou and Shenzhen branches received approval to offer RMB banking services to domestic companies on the Mainland.

Approval was also received to open two sub-branches: one in Shanghai and one in Shenzhen. With the addition of these sub-branches, our network will comprise five branches, three sub-branches and two representative offices in seven cities.

In Macau, we opened our first branch to meet the operational needs of trade finance customers.

In June the Bank was approved by the China State Administration of Foreign Exchange (SAFE) for an investment quota of US$50 million to invest in the Mainland securities market after it was granted a QFII Securities investment business permit by the China Securities Regulatory Commission. This enables Hang Seng — and our Hong Kong and overseas customers — to invest directly in Mainland A share securities.

In the first half of 2004, the Bank launched Living in HK, a service targeting new immigrants from the Mainland. Hang Seng also launched RMB services at its Hong Kong branches, including deposits, exchange and remittances.

Other developments included the extension of e-Banking services. An Online Warrant Supermarket was introduced in June providing up-to-date information on all covered warrants in Hong Kong, and a new Lifestyle Banking website was launched providing customers with updated information on the Bank's wealth management services as well as privileges and news on lifestyle activities.

Counter transactions dropped to 12.8% at the end of June, with e-Banking accounting for 24.3% of all transactions compared with 23.1% in December 2003. The number of e-Banking customers at Hang Seng now exceeds 380,000.

The Bank was named the "Best Domestic Commercial Bank in Hong Kong in 2003" by *The Asset* for the fourth consecutive year and was awarded the Reader's Digest "SuperBrands Gold Award" in the Banking category.

During the first half of 2004, Moody's Investors Service maintained Hang Seng's long-term foreign currency deposit rating at A1; long-term local currency deposit rating at Aa3; short-term foreign currency deposit rating at Prime 1; short-term local currency deposit rating at Prime 1; and the Bank Financial Strength Rating at B, the highest among all Moody's rated Hong Kong banks.

Fitch maintained its individual rating of A/B, the highest among banks in Asia.

Corporate social responsibility

Hang Seng believes in practicing good corporate citizenship and supporting the communities in which it operates.

Education is a special focus of the Bank's philanthropic activities. Hang Seng has allocated over HK$34 million to local, mainland China and overseas scholarship schemes, benefiting around 680 students since the launch of the programme in 1995. Four scholarships were awarded in February to four outstanding medical students of the Chinese University of Hong Kong and the University of Hong Kong. Another four students from Hong Kong and two from the Mainland were presented with overseas scholarships in July.

Hang Seng's commitment to promoting table tennis was extended for another three years in April with an additional pledge of over HK$3.7 million to the Hang Seng Table Tennis Academy. This programme has benefited about 45,000 table tennis enthusiasts in the past three years since the Academy was established.

The Bank also develops music appreciation in children through the "Hang Seng Bank — Blossom with Music" programme. Presented in association with the Hong Kong Philharmonic Orchestra, the programme has enriched about 300,000 students since its launch in 1998.

As an environmentally conscious business, Hang Seng has established an environmental management system with the objective of promoting sustainable development. This system enables the Bank to enhance its environmental practices.

In recognition of its socially responsible practices, the Bank has been a constituent company on the FTSE4Good Global Index since 2002.

Future prospects

In the next six months we expect the economic recovery to continue, albeit at a slower pace. Intense competition in the banking sector and the depressed interest rate margin will remain challenging factors for Hang Seng.

Our expansion on the Mainland will be an ongoing and integral part of our business focus. Following the acquisition of 15.98% of Industrial Bank Co. Ltd., we will explore opportunities for offering credit card and unsecured personal loan businesses when the relevant regulations permit.

In Hong Kong the Memorandum of Understanding we signed with China Unionpay in April will enable us to launch RMB credit card services for Hong Kong residents later this year.

We will also concentrate on deepening customer relationships by widening our wealth management product range to meet the demand for more sophisticated investment and life insurance products. Additionally, we will develop innovative e-Banking solutions that provide greater convenience and access to our services.

In order to expand our fast-growing SME business, we will offer enhanced trade finance services and one-stop financial solutions, and increase our customer base.

We are well positioned to capitalise on the improving economy in Hong Kong. To meet the challenges that lie ahead, we will take advantage of our strengths in customer service, our financial soundness, operational efficiency and the respected brand that we have established. We shall continue to create value for our shareholders and provide enhanced services for our customers.



Vincent H C Cheng
Vice-Chairman and Chief Executive
Hong Kong, 2 August 2004

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至 二零零四年 六月三十日 **Half-year ended 30 June 2004**	半年結算至 二零零三年 六月三十日 Half-year ended 30 June 2003	半年結算至 二零零三年 十二月三十一日 Half-year ended 31 December 2003
利息收入	Interest income		**5,871**	6,662	6,184
利息支出	Interest expense		**(1,160)**	(1,442)	(1,225)
淨利息收入	**Net interest income**	1	**4,711**	5,220	4,959
其他營業收入	Other operating income	2	**3,362**	2,674	2,524
營業收入	**Operating income**		**8,073**	7,894	7,483
營業支出	Operating expenses	3	**(1,977)**	(1,821)	(2,081)
扣除準備金前之營業溢利	**Operating profit before provisions**		**6,096**	6,073	5,402
呆壞賬準備	Provisions for bad and doubtful debts	4	**763**	(456)	(336)
營業溢利	**Operating profit**		**6,859**	5,617	5,066
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	5	**339**	341	120
重估物業淨增值/(減值)	Net surplus/(deficit) on property revaluation		**119**	(48)	11
應佔聯營公司之溢利	Share of profits of associated companies		**6**	18	12
除税前一般業務溢利	**Profit on ordinary activities before tax**		**7,323**	5,928	5,209
一般業務溢利之税項	Tax on profit on ordinary activities	6	**(998)**	(846)	(577)
除税後一般業務溢利	**Profit on ordinary activities after tax**		**6,325**	5,082	4,632
少數股東權益	Minority interests		**(80)**	(60)	(115)
本行股東應得之溢利	**Profit attributable to shareholders**		**6,245**	5,022	4,517
期初之保留溢利	Retained profits at beginning of period		**19,720**	19,440	20,504
撥往行址重估儲備之折舊	Transfer of depreciation to premises revaluation reserve		**32**	35	33
售出行址及投資物業而實現之重估增值	Realisation on disposal of premises and investment properties		**110**	23	–
換算及其他調整	Exchange and other adjustments		**(6)**	(1)	19
股息	Dividends	8	**(4,206)**	(4,015)	(5,353)
期末之保留溢利	**Retained profits at end of period**	21	**21,895**	20,504	19,720

(以港幣元位列示)	(Figures in HK$)				
每股盈利	**Earnings per share**	7	**3.27**	2.63	2.36
每股股息	**Dividends per share**	8	**2.20**	2.10	2.80

綜合資產負債表 *未經審核* CONSOLIDATED BALANCE SHEET *unaudited*

(以港幣百萬元位列示)	*(Figures in HK$m)*	附註 note	二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
資產	**ASSETS**				
庫存現金及短期資金	Cash and short-term funds	10	**62,376**	67,309	71,903
一個月以上之定期存放同業	Placings with banks maturing after one month	11	**5,315**	27,738	18,029
存款證	Certificates of deposit	12	**31,478**	29,625	28,683
持作買賣用途之證券	Securities held for dealing purposes	13	**1,180**	1,047	1,232
客戶貸款	Advances to customers	14	**246,779**	226,171	229,466
直屬控股公司及同母系附屬公司欠款	Amounts due from immediate holding company and fellow subsidiary companies		**5,777**	7,596	13,715
長期投資	Long-term investments	15	**120,997**	99,077	113,881
聯營公司投資	Investments in associated companies	16	**2,183**	675	549
有形固定資產	Tangible fixed assets		**11,056**	9,555	9,565
其他資產	Other assets	17	**16,788**	13,515	15,936
			503,929	482,308	502,959
負債	**LIABILITIES**				
往來、儲蓄及其他存款	Current, savings and other deposit accounts	18	**428,370**	419,083	439,913
同業存款	Deposits from banks	19	**6,082**	2,359	1,202
直屬控股公司及同母系附屬公司存款	Amounts due to immediate holding company and fellow subsidiary companies		**7,530**	757	2,412
其他負債	Other liabilities	20	**19,878**	18,850	19,147
			461,860	441,049	462,674
資本來源	**CAPITAL RESOURCES**				
少數股東權益	Minority interests		**724**	529	644
股本	Share capital		**9,559**	9,559	9,559
儲備	Reserves		**29,683**	27,156	26,641
擬派股息	Proposed dividends		**2,103**	4,015	3,441
股東資金	Shareholders' funds	21	**41,345**	40,730	39,641
			42,069	41,259	40,285
			503,929	482,308	502,959

(以港幣元位列示)	*(Figures in HK$)*				
每股資產淨值	Net asset value per share		**22.00**	21.58	21.07

綜合權益變動結算表 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *unaudited*

未經審核

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 Half-year ended 30 June 2003	半年結算至二零零三年十二月三十一日 Half-year ended 31 December 2003
期初之股東資金結餘	Shareholders' funds at beginning of period		**39,641**	43,085	40,730
重估行址儲備之增值/(減值)	Increase/(decrease) in revaluation reserve of premises		**1,126**	(432)	147
重估行址儲備之遞延稅項調整	Deferred tax adjustment on revaluation of premises		**(203)**	17	(97)
重估投資物業儲備之增值/(減值)	Increase/(decrease) in revaluation reserve of investment properties				
• 銀行及附屬公司	• Bank and subsidiary companies		**460**	(288)	15
• 聯營公司	• associated company		**–**	–	(125)
長期股票投資重估儲備	Long-term equity investment revaluation reserve				
• 未實現之重估(減值)/增值	• unrealised (losses)/gains on revaluation		**(59)**	(48)	458
• 因出售長期股票投資而實現之增值	• realisation on disposal		**(319)**	(320)	(90)
重估長期股票儲備之遞延稅項調整	Deferred tax adjustment on revaluation of long-term equity investment		**4**	4	(6)
換算及其他調整	Exchange and other adjustments		**(6)**	(1)	19
期內股東資金內確認之淨收益/(虧損)	Net gains/(losses) recognised in shareholders' funds for the period		**1,003**	(1,068)	321
期內之股東應得溢利	Profit attributable to shareholders for the period		**6,245**	5,022	4,517
股息	Dividends		**(5,544)**	(6,309)	(5,927)
期末之股東資金結餘	Shareholders' funds at end of period	21	**41,345**	40,730	39,641

經濟盈利是指經調整非現金項目後之除税後溢利，並經扣減恒生股東投資之資本成本。於二零零四年，管理層決定把資本成本由百分之十五下調至百分之十一點五，以反映長期利率及股票風險利差之變化。

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. In 2004, management has decided to revise the capital cost from 15.0% to 11.5% to reflect changes in long-term interest rates and equity risk premia.

(以港幣百萬元位列示)	*(Figures in HK$m)*	半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**		半年結算至二零零三年六月三十日 Half-year ended 30 June 2003		半年結算至二零零三年十二月三十一日 Half-year ended 31 December 2003	
			%		%		%
平均投資資本	Average invested capital	**33,277**		31,067		30,976	
投資資本回報*	Return on invested capital*	**6,164**	**37.3**	5,110	33.2	4,539	29.1
資本成本	Cost of capital	**(1,902)**	**(11.5)**	(2,308)	(15.0)	(2,340)	(15.0)
經濟盈利	Economic profit	**4,262**	**25.8**	2,802	18.2	2,199	14.1

* *投資資本回報指經調整非現金項目後之除税後溢利。*

* *Return on invested capital represents profit after tax adjusted for non-cash items.*

綜合現金流量結算表 CONSOLIDATED CASH FLOW STATEMENT

未經審核 *unaudited*

(以港幣百萬元位列示)	(Figures in HK$m)	附註 note	半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*
來自營業活動之現金流入淨額	**Net cash inflow from operating activities**	*24(a)*	**826**	10,113
來自投資活動之現金流量	**Cash flows from investing activities**			
注資聯營公司之現金流出淨額	Net cash outflow from investment in an associated company		**(1,634)**	–
收取聯營公司股息	Dividends received from an associated company		**4**	12
購入長期投資	Purchase of long-term investments		**(30,345)**	(58,294)
出售或贖回長期投資所得	Proceeds from sale or redemption of long-term investments		**21,455**	41,874
購入有形固定資產	Purchase of tangible fixed assets		**(58)**	(84)
出售有形固定資產所得	Proceeds from sale of tangible fixed assets		**141**	36
收取長期投資利息	Interest received from long-term investments		**1,395**	1,249
收取長期投資股息	Dividends received from long-term investments		**76**	37
投資活動之現金流出淨額	Net cash outflow from investing activities		**(8,966)**	(15,170)
來自融資活動之現金流量	**Cash flows from financing activities**			
已派股息	Dividends paid		**(5,544)**	(6,309)
融資活動之現金流出淨額	Net cash outflow from financing activities		**(5,544)**	(6,309)
現金及等同現金項目之減少	**Decrease in cash and cash equivalents**		**(13,684)**	(11,366)
期初之現金及等同現金項目	**Cash and cash equivalents at beginning of period**		**77,575**	76,817
外幣兌換率轉變之影響	Effect of foreign exchange rate changes		**(371)**	1,729
期末之現金及等同現金項目	**Cash and cash equivalents at end of period**		**63,520**	67,180

(除特別列明外均以港幣百萬元位列示) (Figures in HK$m unless otherwise indicated)

1 淨利息收入 1 Net interest income

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
淨利息收入	Net interest income	**4,711**	5,220	4,959
賺取利息之平均資產	Average interest-earning assets	**470,141**	437,045	456,749
淨息差	Net interest spread	**1.95%**	2.33%	2.09%
淨利息收益率	Net interest margin	**2.02%**	2.41%	2.15%

2 其他營業收入 2 Other operating income

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
股息收入：	Dividend income:			
• 上市證券投資	• listed investments	**32**	35	17
• 非上市證券投資	• unlisted investments	**44**	2	38
		76	37	55
服務費及佣金：	Fees and commissions:			
• 證券經紀及有關服務	• securities/stockbroking	**295**	124	237
• 零售投資產品及資金管理	• retail investment products and funds under management	**871**	725	271
• 保險	• insurance	**54**	45	37
• 賬戶服務	• account services	**108**	111	100
• 滙款	• remittance	**60**	63	69
• 信用卡	• cards	**297**	258	293
• 信貸便利	• credit facilities	**123**	113	118
• 入口/出口押滙	• import/export	**118**	105	118
• 其他	• other	**67**	56	61
服務費及佣金收入	Fees and commissions receivable	**1,993**	1,600	1,304
服務費及佣金支出	Fees and commissions payable	**(170)**	(159)	(190)
		1,823	1,441	1,114
買賣溢利：	Dealing profits:			
• 外滙	• foreign exchange	**530**	352	412
• 證券及其他買賣活動	• securities and other trading activities	**28**	9	34
		558	361	446
保險承保業務	Insurance underwriting	**617**	538	606
投資物業之租金收入	Rental income from investment properties	**102**	104	106
其他	Other	**186**	193	197
		3,362	2,674	2,524

3 營業支出 3 Operating expenses

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
人事費用：	Staff costs:			
• 薪金及其他人事費用	• salaries and other costs	**953**	908	952
• 退休福利計劃支出	• retirement benefit costs	**84**	91	92
		1,037	999	1,044
折舊	Depreciation	**153**	171	158
房地產及設備費用：	Premises and equipment:			
• 租金支出	• rental expenses	**88**	88	90
• 其他	• other	**319**	280	349
		407	368	439
其他經營費用	Other operating expenses	**380**	283	440
		1,977	1,821	2,081
成本對收入比率	Cost:income ratio	**24.5%**	23.1%	27.8%

各區域員工人數* Staff numbers by region*

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
香港	Hong Kong	**7,233**	7,026	7,076
內地及其他地方	Mainland and others	**242**	148	204
總數	Total	**7,475**	7,174	7,280

* *相等於全職員工人數* * *Full-time equivalent*

4 呆壞賬準備 / 4 Provisions for bad and doubtful debts

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
呆壞賬準備淨額支取/(回撥)	Net charge/(release) for bad and doubtful debts			
客戶貸款	Advances to customers			
特殊準備：	Specific provisions:			
• 新提撥	• new provisions	**242**	666	501
• 回撥	• releases	**(252)**	(182)	(133)
• 收回已撇除賬項	• recoveries	**(55)**	(22)	(32)
		(65)	462	336
一般準備	General provisions	**(698)**	(6)	–
損益賬淨額(回撥)/支取	Net (release)/charge to profit and loss account	**(763)**	456	336

5 有形固定資產及長期投資之溢利 / 5 Profit on tangible fixed assets and long-term investments

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
出售長期股票投資之溢利	Profit on disposal of long-term equity investments			
• 已於期初重估儲備確認而實現之數額	• realisation of amounts previously recognised in revaluation reserves at beginning of period	**291**	358	60
• 期內之盈利/(虧損)	• gain/(loss) arising in current period	**28**	(38)	30
		319	320	90
出售持至期滿債務證券之溢利減虧損	Profit less loss on disposal of held-to-maturity debt securities	**–**	40	8
出售有形固定資產之溢利減虧損	Profit less loss on disposal of tangible fixed assets	**20**	7	(4)
長期投資減值準備	Provision for impairment of long-term investments	**–**	(26)	26
		339	341	120

6 稅項 / 6 Taxation

綜合損益結算表內之稅項組成如下：

Taxation in the consolidated profit and loss account represents:

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
本期稅項－香港利得稅準備	**Current tax – provision for Hong Kong profits tax**			
本期稅項	Tax for the period	**864**	839	604
過往年度之稅務虧損在期內扣減	Benefit of previously unrecognised tax losses	**(1)**	(3)	3
過往年度稅項準備回撥	Over-provision in respect of prior years	**(15)**	–	(39)
		848	836	568
本期稅項－香港以外之稅項	**Current tax – taxation outside Hong Kong**			
本期稅項	Tax for the period	**3**	2	2
過往年度稅項準備回撥	Over-provision in respect of prior years	**–**	–	(14)
		3	2	(12)
遞延稅項	**Deferred tax**			
是期產生之暫時性差額及回撥	Origination and reversal of temporary differences	**145**	31	39
稅率上升對遞延稅項之影響	Effect of increase in tax rate on deferred tax balances	**–**	(9)	–
確認過往年度可扣減之稅務虧損額	Benefit of previously unrecognised tax losses now recognised	**–**	(17)	(19)
		145	5	20
應佔聯營公司之稅項	Share of associated companies' taxation	**2**	3	1
提撥稅項合計	Total charge for taxation	**998**	846	577
實際稅率	Effective tax rate	**13.6%**	14.3%	11.1%

本期稅項準備乃以二零零四年上半年本行及附屬公司在香港特別行政區經營之估計應課稅溢利按香港利得稅率百分之十七點五計算（二零零三年年度亦為百分之十七點五）。於香港特別行政區以外之附屬公司及分行亦同樣按其營業所在地區之適當稅率提撥稅項準備。

The current tax provision is based on the estimated assessable profit for the first half of 2004 and, for the Bank and its subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5% (17.5% for 2003). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

6 稅項 *(續)*

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項按其產生之項目性質進支損益賬或進支儲備。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以作稅務扣減，則須減低遞延稅項資產額。

6 Taxation *(continued)*

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

7 每股盈利

二零零四年上半年之每股盈利乃根據溢利港幣六十二億四千五百萬元（二零零三年上半年為港幣五十億二千二百萬元）及已發行普通股加權平均數之十九億一千一百八十四萬二千七百三十六股（自二零零三年上半年以來並無變動）計算。

7 Earnings per share

The calculation of earnings per share for the first half of 2004 is based on earnings of HK$6,245 million (HK$5,022 million for the first half of 2003) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2003).

8 每股股息

8 Dividends per share

		半年結算至二零零四年六月三十日 **Half-year ended 30 June 2004**		半年結算至二零零三年六月三十日 Half-year ended 30 June 2003		半年結算至二零零三年十二月三十一日 Half-year ended 31 December 2003	
		每股港幣 **per share HK$**	港幣百萬元 **HK$m**	每股港幣 per share HK$	港幣百萬元 HK$m	每股港幣 per share HK$	港幣百萬元 HK$m
第一次中期	First interim	**1.10**	**2,103**	2.10	4,015	–	–
第二次中期	Second interim	**1.10**	**2,103**	–	–	1.00	1,912
第三次中期	Third interim	**–**	**–**	–	–	1.80	3,441
		2.20	**4,206**	2.10	4,015	2.80	5,353

9 按類分析

(甲) 業務類別

按類分析資料以業務類別及地理區域列示。由於按業務類別分析所得資料較適用於恒生之營運及財務決策，故被應用作主要按類分析。

按類分析下之收入劃分，是反映各業務類別或地理區域，透過內部資本分配和資金調撥機制獲分派之資本及其他資金所賺取之回報。成本分配則以各業務或區域之直接成本及分攤之管理費用計算。各類業務使用恒生自置物業，按市值計算之租金反映於「其他業務」項下之跨業務收入及各業務類別之跨業務支出內。

恒生之業務分為五大類別。個人銀行業務為個人客戶提供銀行（包括存款、信用卡、按揭及其他零售貸款）及理財服務（包括保險及投資）。商業銀行業務負責促進與中小型企業客戶之關係及提供貿易融資服務。工商及金融機構業務負責向大型企業及機構客戶提供服務。至於財資業務則從事同業及資本市場活動以及銀行本身之買賣，管理流動資金以及銀行業務所產生之其他涉及市場風險之持倉。其他業務主要包括管理股東資金、行址投資、物業投資及長期證券投資。

9 Segmental analysis

(a) By business segment

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at the market rate for usage of premises are reflected as inter-segment income for the "Other" segment and inter-segment expenses for the respective business segments.

Hang Seng comprises five business segments. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other segment mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

9 按類分析 *(續)*

9 **Segmental analysis** *(continued)*

(甲) 業務類別 (續)

(a) By business segment (continued)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至 二零零四年六月三十日	*Half-year ended 30 June 2004*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	**2,794**	**625**	**259**	**1,003**	**30**	**–**	**4,711**
其他營業收入	Other operating income	**2,138**	**523**	**114**	**395**	**192**	**–**	**3,362**
跨業務收入	Inter-segment income	**–**	**–**	**–**	**–**	**159**	**(159)**	**–**
總營業收入	Total operating income	**4,932**	**1,148**	**373**	**1,398**	**381**	**(159)**	**8,073**
營業支出*	Operating expenses*	**(1,320)**	**(390)**	**(56)**	**(67)**	**(144)**	**–**	**(1,977)**
跨業務支出	Inter-segment expenses	**(128)**	**(26)**	**(3)**	**(2)**	**–**	**159**	**–**
扣除準備金前之營業溢利	Operating profit before provisions	**3,484**	**732**	**314**	**1,329**	**237**	**–**	**6,096**
呆壞賬準備	Provisions for bad and doubtful debts	**65**	**582**	**116**	**–**	**–**	**–**	**763**
營業溢利	Operating profit	**3,549**	**1,314**	**430**	**1,329**	**237**	**–**	**6,859**
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	**–**	**–**	**–**	**–**	**339**	**–**	**339**
重估物業淨增值	Net surplus on property revaluation	**–**	**–**	**–**	**–**	**119**	**–**	**119**
應佔聯營公司之溢利	Share of profits of associated companies	**–**	**–**	**–**	**–**	**6**	**–**	**6**
除稅前一般業務溢利	Profit on ordinary activities before tax	**3,549**	**1,314**	**430**	**1,329**	**701**	**–**	**7,323**
應佔除稅前一般業務溢利	Share of pre-tax profit	**48.5%**	**17.9%**	**5.9%**	**18.1%**	**9.6%**	**–**	**100.0%**
營業溢利(不包括跨業務交易)	Operating profit excluding inter-segment transactions	**3,677**	**1,340**	**433**	**1,331**	**78**	**–**	**6,859**
*包括折舊	*Including depreciation	**(53)**	**(9)**	**(1)**	**(1)**	**(89)**	**–**	**(153)**
二零零四年六月三十日	*At 30 June 2004*							
總資產	Total assets	**140,214**	**41,344**	**75,160**	**222,033**	**25,178**	**–**	**503,929**
總負債	Total liabilities	**327,444**	**72,671**	**24,605**	**18,538**	**18,602**	**–**	**461,860**
聯營公司投資	Investments in associated companies	**–**	**–**	**–**	**–**	**2,183**	**–**	**2,183**
期內資本開支	Capital expenditure incurred during the period	**35**	**6**	**1**	**1**	**15**	**–**	**58**

9 按類分析 (續) 9 Segmental analysis (continued)

(甲) 業務類別 (續) (a) By business segment (continued)

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至二零零三年六月三十日	*Half-year ended 30 June 2003*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	3,186	501	271	901	361	–	5,220
其他營業收入	Other operating income	1,705	464	105	228	172	–	2,674
跨業務收入	Inter-segment income	–	–	–	–	173	(173)	–
總營業收入	Total operating income	4,891	965	376	1,129	706	(173)	7,894
營業支出*	Operating expenses*	(1,157)	(383)	(52)	(66)	(163)	–	(1,821)
跨業務支出	Inter-segment expenses	(138)	(29)	(3)	(3)	–	173	–
扣除準備金前之營業溢利	Operating profit before provisions	3,596	553	321	1,060	543	–	6,073
呆壞賬準備	Provisions for bad and doubtful debts	(570)	71	43	–	–	–	(456)
營業溢利	Operating profit	3,026	624	364	1,060	543	–	5,617
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	12	28	–	40	261	–	341
重估物業淨減值	Net deficit on property revaluation	–	–	–	–	(48)	–	(48)
應佔聯營公司之溢利	Share of profits of associated companies	–	–	–	–	18	–	18
除稅前一般業務溢利	Profit on ordinary activities before tax	3,038	652	364	1,100	774	–	5,928
應佔除稅前一般業務溢利	Share of pre-tax profit	51.2%	11.0%	6.1%	18.6%	13.1%	–	100.0%
營業溢利(不包括跨業務交易)	Operating profit excluding inter-segment transactions	3,164	653	367	1,063	370	–	5,617
*包括折舊	*Including depreciation	(63)	(11)	(1)	(1)	(95)	–	(171)
二零零三年六月三十日	*At 30 June 2003*							
總資產	Total assets	134,547	28,246	67,731	229,219	22,565	–	482,308
總負債	Total liabilities	324,132	71,354	16,948	10,839	17,776	–	441,049
聯營公司投資	Investments in associated companies	–	–	–	–	675	–	675
期內資本開支	Capital expenditure incurred during the period	48	10	2	1	23	–	84

9 按類分析 *(續)*

9 Segmental analysis *(continued)*

(甲) 業務類別 *(續)*

(a) By business segment *(continued)*

		個人銀行業務 Personal Financial Services	商業銀行業務 Commercial Banking	工商及金融機構業務 Corporate & Institutional Banking	財資業務 Treasury	其他業務 Other	跨業務收支抵銷 Inter-segment Elimination	合計 Total
半年結算至 二零零三年十二月三十一日	*Half-year ended 31 December 2003*							
收入及支出	Income and expenses							
淨利息收入	Net interest income	2,989	563	272	973	162	–	4,959
其他營業收入	Other operating income	1,462	466	113	281	202	–	2,524
跨業務收入	Inter-segment income	–	–	–	–	172	(172)	–
總營業收入	Total operating income	4,451	1,029	385	1,254	536	(172)	7,483
營業支出*	Operating expenses*	(1,361)	(416)	(59)	(82)	(163)	–	(2,081)
跨業務支出	Inter-segment expenses	(138)	(28)	(4)	(2)	–	172	–
扣除準備金前之營業溢利	Operating profit before provisions	2,952	585	322	1,170	373	–	5,402
呆壞賬準備	Provisions for bad and doubtful debts	(360)	(60)	84	–	–	–	(336)
營業溢利	Operating profit	2,592	525	406	1,170	373	–	5,066
有形固定資產及長期投資之溢利	Profit on tangible fixed assets and long-term investments	–	–	–	8	112	–	120
重估物業淨增值	Net surplus on property revaluation	–	–	–	–	11	–	11
應佔聯營公司之溢利	Share of profits of associated companies	–	–	–	–	12	–	12
除稅前一般業務溢利	Profit on ordinary activities before tax	2,592	525	406	1,178	508	–	5,209
應佔除稅前一般業務溢利	Share of pre-tax profit	49.8%	10.1%	7.8%	22.6%	9.7%	–	100.0%
營業溢利(不包括跨業務交易)	Operating profit excluding inter-segment transactions	2,730	553	410	1,172	201	–	5,066
*包括折舊	*Including depreciation	(59)	(9)	(1)	(1)	(88)	–	(158)
二零零三年十二月三十一日	*At 31 December 2003*							
總資產	Total assets	137,988	31,749	68,393	242,014	22,815	–	502,959
總負債	Total liabilities	344,281	72,625	19,760	7,225	18,783	–	462,674
聯營公司投資	Investments in associated companies	–	–	–	–	549	–	549
期內資本開支	Capital expenditure incurred during the period	29	9	2	–	18	–	58

9 按類分析 *(續)* / 9 Segmental analysis *(continued)*

(乙) 地理區域分類 / *(b) By geographical region*

地理區域分類之分析乃按附屬公司之主要營業地點或按銀行負責滙報業績或貸出款項之總行或分行所在地劃分。

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

		半年結算至二零零四年六月三十日 Half-year ended 30 June 2004		半年結算至二零零三年六月三十日 Half-year ended 30 June 2003		半年結算至二零零三年十二月三十一日 Half-year ended 31 December 2003	
			%		%		%
總營業收入 (已扣除利息支出)	Total operating income (net of interest expense)						
香港	Hong Kong	**7,291**	**90**	7,196	91	6,785	91
美洲	Americas	**731**	**9**	661	8	661	9
其他	Other	**51**	**1**	37	1	37	–
		8,073	**100**	7,894	100	7,483	100
除稅前一般業務溢利	Profit on ordinary activities before tax						
香港	Hong Kong	**6,587**	**90**	5,238	88	4,543	87
美洲	Americas	**718**	**10**	648	11	647	12
其他	Other	**18**	**–**	42	1	19	1
		7,323	**100**	5,928	100	5,209	100
期內資本開支	Capital expenditure incurred during the period						
香港	Hong Kong	**55**	**95**	78	93	52	90
美洲	Americas	**–**	**–**	–	–	–	–
其他	Other	**3**	**5**	6	7	6	10
		58	**100**	84	100	58	100

9 按類分析(續) / 9 Segmental analysis *(continued)*

(乙)地理區域分類(續) / *(b) By geographical region (continued)*

		二零零四年 六月三十日 At 30 June 2004		二零零三年 六月三十日 At 30 June 2003		二零零三年 十二月三十一日 At 31 December 2003	
			%		%		%
總資產	Total assets						
香港	Hong Kong	**424,681**	**84**	408,425	85	427,539	85
美洲	Americas	**65,212**	**13**	65,882	14	65,204	13
其他	Other	**14,036**	**3**	8,001	1	10,216	2
		503,929	**100**	482,308	100	502,959	100
總負債	Total liabilities						
香港	Hong Kong	**447,841**	**97**	426,991	97	449,243	97
美洲	Americas	**7,967**	**2**	9,718	2	8,376	2
其他	Other	**6,052**	**1**	4,340	1	5,055	1
		461,860	**100**	441,049	100	462,674	100
或有債務及承擔	Contingent liabilities and commitments						
香港	Hong Kong	**111,159**	**98**	101,084	99	107,588	98
美洲	Americas	**113**	**–**	–	–	122	–
其他	Other	**1,938**	**2**	1,317	1	1,671	2
		113,210	**100**	102,401	100	109,381	100

10 庫存現金及短期資金 / 10 Cash and short-term funds

		二零零四年 六月三十日 **At 30 June 2004**	二零零三年 六月三十日 At 30 June 2003	二零零三年 十二月三十一日 At 31 December 2003
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**4,358**	3,544	4,780
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**52,646**	58,726	62,566
庫券	Treasury bills	**5,372**	5,039	4,557
		62,376	67,309	71,903
庫券至到期日剩餘期間：	Remaining maturity of treasury bills:			
• 三個月內	• within three months	**3,950**	3,720	174
• 三個月以上至一年	• one year or less but over three months	**1,422**	1,319	4,383
		5,372	5,039	4,557

11 一個月以上之定期存放同業 11 Placings with banks maturing after one month

		二零零四年 六月三十日 **At 30 June 2004**	二零零三年 六月三十日 *At 30 June 2003*	二零零三年 十二月三十一日 *At 31 December 2003*
至到期日剩餘期間：	Remaining maturity:			
• 一個月以上至三個月	• three months or less but over one month	**2,437**	19,638	15,576
• 三個月以上至一年	• one year or less but over three months	**2,478**	8,100	2,253
• 一年以上至五年	• five years or less but over one year	**400**	–	200
		5,315	27,738	18,029

12 存款證 12 Certificates of deposit

		二零零四年 六月三十日 **At 30 June 2004**	二零零三年 六月三十日 *At 30 June 2003*	二零零三年 十二月三十一日 *At 31 December 2003*
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**7,099**	2,952	1,870
• 三個月以上至一年	• one year or less but over three months	**11,039**	5,915	10,171
• 一年以上至五年	• five years or less but over one year	**13,340**	20,758	16,642
		31,478	29,625	28,683

13 持作買賣用途之證券

13 Securities held for dealing purposes

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
債務證券至到期日剩餘期間：	Debt securities by remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**146**	40	38
• 三個月以上至一年	• one year or less but over three months	**90**	71	191
• 一年以上至五年	• five years or less but over one year	**592**	814	840
• 五年以上	• over five years	**318**	119	146
		1,146	1,044	1,215
股票	Equity shares	**34**	3	17
		1,180	1,047	1,232

持作買賣用途之債務證券並不包括資產負債表項目下之庫券及存款證。

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

14 客戶貸款 14 Advances to customers

(甲) 客戶貸款 (a) Advances to customers

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
客戶貸款總額	Gross advances to customers	**248,085**	228,840	231,999
特殊準備	Specific provisions	**(903)**	(1,568)	(1,432)
一般準備	General provisions	**(403)**	(1,101)	(1,101)
		246,779	226,171	229,466
至到期日剩餘期間：	Remaining maturity:			
• 即時到期	• repayable on demand	**12,271**	12,162	11,488
• 三個月內但非即時到期	• three months or less but not repayable on demand	**25,002**	17,263	20,341
• 三個月以上至一年	• one year or less but over three months	**26,697**	22,512	22,585
• 一年以上至五年	• five years or less but over one year	**92,636**	85,981	89,565
• 五年以上	• over five years	**86,290**	82,189	81,402
• 已逾期一個月以上	• overdue for more than one month	**1,285**	3,062	1,375
• 呆壞賬	• non-performing advances	**3,904**	5,671	5,243
客戶貸款總額	Gross advances to customers	**248,085**	228,840	231,999
呆壞賬準備	Provisions for bad and doubtful debts	**(1,306)**	(2,669)	(2,533)
		246,779	226,171	229,466
客戶貸款內已包括：	Included in advances to customers are:			
• 貿易票據	• trade bills	**2,861**	2,309	2,226
• 呆壞賬準備	• provisions for bad and doubtful debts	**(12)**	(23)	(17)
		2,849	2,286	2,209

14 客戶貸款 *(續)*

14 Advances to customers *(continued)*

(乙) 客戶貸款呆壞賬準備

(b) Provisions against advances to customers

		特殊 *Specific*	*一般* *General*	*合計* *Total*	*懸欠利息* *Suspended interest*
二零零四年一月一日結餘	At 1 January 2004	**1,432**	**1,101**	**2,533**	**293**
期內撇除	Amounts written off	**(519)**	**–**	**(519)**	**(97)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**55**	**–**	**55**	**–**
新增準備支取損益賬	New provisions charged to profit and loss account	**242**	**–**	**242**	**–**
撥回損益賬之準備	Provisions released to profit and loss account	**(307)**	**(698)**	**(1,005)**	**–**
期內懸欠利息	Interest suspended during the period	**–**	**–**	**–**	**42**
收回懸欠利息	Suspended interest recovered	**–**	**–**	**–**	**(22)**
二零零四年六月三十日結餘	At 30 June 2004	**903**	**403**	**1,306**	**216**

上述懸欠利息包括已於「客戶貸款」及「預付及應計收益」賬項下之應收利息賬項內所扣除之金額。

Suspended interest comprises both suspended interest netted against "Advances to customers" and suspended interest netted against accrued interest receivable in "Prepayments and accrued income".

總準備對客戶貸款比率如下：

Total provisions as a percentage of gross advances to customers are as follows:

		二零零四年六月三十日 At 30 June 2004	*二零零三年六月三十日 At 30 June 2003*	*二零零三年十二月三十一日 At 31 December 2003*
		%	%	%
特殊準備	Specific provisions	**0.36**	0.69	0.62
一般準備	General provisions	**0.16**	0.48	0.48
總準備	Total provisions	**0.52**	1.17	1.10

14 客戶貸款 *(續)* 14 Advances to customers *(continued)*

(丙) 客戶貸款之呆壞賬及準備 *(c) Non-performing advances to customers and provisions*

利息已作懸欠處理或已停止累計利息之客戶貸款呆壞賬詳列如下:

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
呆壞賬總額：	Gross non-performing advances on which interest:			
• 利息已作懸欠處理	• has been placed in suspense	**3,872**	5,567	5,182
• 已停止累計其利息	• accrual has ceased	**95**	182	134
		3,967	5,749	5,316
懸欠利息	Suspended interest	**(63)**	(78)	(73)
呆壞賬* *(附註 14(丁))*	Gross non-performing advances* *(note 14(d))*	**3,904**	5,671	5,243
特殊準備	Specific provisions	**(903)**	(1,568)	(1,432)
呆壞賬淨額	Net non-performing advances	**3,001**	4,103	3,811
特殊準備對呆壞賬* 比率	Specific provisions as a percentage of gross non-performing advances*	**23.1%**	27.6%	27.3%
呆壞賬* 對總客戶貸款比率	Gross non-performing advances* as a percentage of gross advances to customers	**1.6%**	2.5%	2.3%

** 已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

客戶貸款呆壞賬乃指未必能全部償還本金或利息之貸款，而當此情況明顯出現時即被列作呆壞賬處理。呆壞賬亦包括逾期未超逾三個月但被視為無法全數償還之客戶貸款。除若干特殊情況外，所有本金或利息逾期三個月以上未償還之貸款，均作為呆壞賬處理，並即時於計及有關貸款之抵押品價值後，提撥特殊準備金。

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

14 客戶貸款 *(續)*

14 Advances to customers *(continued)*

(丁) 已逾期之客戶貸款

(d) Overdue advances to customers

已逾期三個月以上之客戶貸款及其對總客戶貸款之比率如下：

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

		二零零四年六月三十日 **At 30 June 2004**		二零零三年六月三十日 *At 30 June 2003*		二零零三年十二月三十一日 *At 31 December 2003*	
			%		%		%
總客戶貸款* 之本金或利息已逾期：	Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:						
• 三個月以上至六個月	• six months or less but over three months	**769**	**0.3**	1,196	0.5	1,297	0.5
• 六個月以上至一年	• one year or less but over six months	**532**	**0.2**	1,098	0.5	858	0.4
• 一年以上	• over one year	**759**	**0.3**	2,460	1.1	1,152	0.5
		2,060	**0.8**	4,754	2.1	3,307	1.4
已逾期之客戶貸款 (如上)	Overdue advances to customers (as above)	**2,060**	**0.8**	4,754	2.1	3,307	1.4
減：利息仍作累計處理之逾期客戶貸款	Less: overdue advances on which interest is still being accrued	**(567)**	**(0.2)**	(1,305)	(0.6)	(1,108)	(0.5)
加：逾期三個月或以下或未逾期，但利息已作懸欠處理之客戶貸款	Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense						
• 列入重整客戶貸款	• included in rescheduled advances	**1,534**	**0.6**	1,843	0.8	1,536	0.7
• 其他	• other	**877**	**0.4**	379	0.2	1,508	0.7
呆壞賬* *(附註 14(丙))*	Gross non-performing advances* *(note 14(c))*	**3,904**	**1.6**	5,671	2.5	5,243	2.3

** 已扣除懸欠利息列示。*

** Stated after deduction of interest in suspense.*

14 客戶貸款 *(續)*

(丁) 已逾期之客戶貸款 *(續)*

有明確到期日之貸款，若其本金或利息已逾期，並於期末仍未償還，則列作逾期處理。定期分期償還之貸款，若其中一次還款逾期，而於期末仍未償還，則列作逾期處理。即時到期之貸款，若已向借款人送達還款通知，但借款人未按指示還款，或貸款已超出借款人獲通知的批准限額，而此情況持續超過上述逾期期限，亦列作逾期處理。

14 Advances to customers *(continued)*

(d) Overdue advances to customers *(continued)*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(戊) 重整之客戶貸款

重整之客戶貸款及其對總客戶貸款之比率如下:

(e) Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

			二零零四年 六月三十日 **At 30 June 2004**		二零零三年 六月三十日 *At 30 June 2003*		二零零三年 十二月三十一日 *At 31 December 2003*
			%		%		%
重整之客戶貸款*	Rescheduled advances to customers*	**2,621**	**1.1**	2,958	1.3	2,608	1.1

* *已扣除懸欠利息列示。*

* *Stated after deduction of interest in suspense.*

重整之客戶貸款乃因客戶財政困難而無能力如期還款，而經雙方同意重整還款計劃之貸款。

列出之重整客戶貸款並不包括重整還款計劃後，仍逾期三個月以上之客戶貸款，該等貸款已包括於附註14(丁)之「已逾期之客戶貸款」項內。

Rescheduled advances are those advances which have been restructured or renegotiated because a deterioration in the financial position of the borrower has led to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers set out in note 14(d).

(己) 收回之資產

在追回呆壞賬過程中，本行可透過法院程序或由借款人自願交出而收回抵押資產。該等呆壞賬已計及有關抵押品定期估值之變現淨值提撥特殊準備。於收回抵押之資產後，有關貸款將調整至該收回資產之變現淨值，以致部份貸款須從特殊準備中支取。已收回抵押品之貸款仍然視作客戶貸款，並列為呆壞賬。收回抵押資產估值總額如下：

(f) Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as "Advances to customers" and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

		二零零四年 六月三十日 **At 30 June 2004**	二零零三年 六月三十日 *At 30 June 2003*	二零零三年 十二月三十一日 *At 31 December 2003*
收回抵押資產	Repossessed collateral assets	**385**	603	506

14 客戶貸款 *(續)*

(庚) 客戶貸款之地區分類分析

客戶貸款之地區分類乃依照客戶所在之地區，經計及風險轉移之因素後而劃定。在一般情況下，若貸款之擔保人所在地有異於該客戶，則風險轉移至擔保人之所在地區。於二零零四年六月三十日，超逾百分之九十之客戶貸款及有關之呆壞賬與逾期貸款均劃分為香港地區貸款(與二零零三年六月三十日及二零零三年十二月三十一日相同)。

(辛) 客戶貸款之行業分類

按照香港金融管理局之行業分類及定義之總客戶貸款(已扣除懸欠利息)分析詳列如下：

14 Advances to customers *(continued)*

(g) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2004, over 90% of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2003 and 31 December 2003).

(h) Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

		二零零四年 六月三十日 At 30 June 2004	*二零零三年 六月三十日 At 30 June 2003*	*二零零三年 十二月三十一日 At 31 December 2003*
在香港使用之貸款	Gross advances to customers for use in Hong Kong			
工業、商業及金融業	Industrial, commercial and financial sectors			
• 物業發展	• property development	**13,909**	17,910	16,828
• 物業投資	• property investment	**39,993**	33,268	34,555
• 金融企業	• financial concerns	**4,819**	3,681	6,109
• 股票經紀	• stockbrokers	**372**	154	226
• 批發及零售業	• wholesale and retail trade	**5,111**	4,097	4,376
• 製造業	• manufacturing	**3,735**	2,096	2,556
• 運輸及運輸設備	• transport and transport equipment	**11,416**	8,885	10,139
• 其他	• other	**20,408**	20,158	17,727
		99,763	90,249	92,516
個人	Individuals			
• 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」之住宅按揭貸款	• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**28,310**	32,840	30,431
• 購買其他住宅物業之按揭貸款	• advances for the purchase of other residential properties	**81,022**	77,972	79,830
• 信用卡貸款	• credit card advances	**5,508**	5,186	5,430
• 其他	• other	**7,435**	6,283	5,779
		122,275	122,281	121,470
在香港使用之貸款總額	Total gross advances for use in Hong Kong	**222,038**	212,530	213,986
貿易融資	Trade finance	**15,807**	11,029	11,322
在香港以外使用之貸款	*Gross advances for use outside Hong Kong*	**10,240**	5,281	6,691
客戶貸款總額	Gross advances to customers	**248,085**	228,840	231,999

15 長期投資 15 Long-term investments

(甲) 長期投資之賬面價值 (a) Carrying value of long-term investments

		賬面價值 Carrying Value		
		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行：	Issued by public bodies:			
• 中央政府及中央銀行	• central governments and central banks	**13,382**	10,413	12,408
• 其他公共機構	• other public sector entities	**11,253**	12,874	12,365
		24,635	23,287	24,773
由其他機構發行：	Issued by other bodies:			
• 同業及其他金融機構	• banks and other financial institutions	**75,395**	58,608	68,230
• 企業	• corporate entities	**19,311**	15,368	18,747
		94,706	73,976	86,977
		119,341	97,263	111,750
股票投資	**Equity investments**			
由企業發行	Issued by corporate entities	**1,656**	1,814	2,131
		120,997	99,077	113,881
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**4,818**	2,436	3,001
在香港以外地區上市	Listed outside Hong Kong	**25,273**	22,513	24,687
		30,091	24,949	27,688
非上市	Unlisted	**89,250**	72,314	84,062
		119,341	97,263	111,750
股票投資	**Equity investments**			
在香港上市	Listed in Hong Kong	**928**	1,085	1,313
在香港以外地區上市	Listed outside Hong Kong	**80**	64	87
		1,008	1,149	1,400
非上市	Unlisted	**648**	665	731
		1,656	1,814	2,131
		120,997	99,077	113,881

持至期滿之債務證券以成本值列示，並已計及由購入時起至期滿時止溢價之攤銷及折價之遞增。股票投資以公平價值列賬。

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value.

15 長期投資 *(續)* 15 Long-term investments *(continued)*

(乙) 持至期滿之債務證券之公平價值 *(b) Fair value of held-to-maturity debt securities*

		公平價值 Fair Value		
		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
持至期滿之債務證券	**Held-to-maturity debt securities**			
由公共機構發行：	Issued by public bodies:			
• 中央政府及中央銀行	• central governments and central banks	**13,334**	10,673	12,578
• 其他公共機構	• other public sector entities	**11,458**	13,465	12,763
		24,792	24,138	25,341
由其他機構發行：	Issued by other bodies:			
• 同業及其他金融機構	• banks and other financial institutions	**75,241**	59,018	68,375
• 企業	• corporate entities	**19,334**	15,682	18,929
		94,575	74,700	87,304
		119,367	98,838	112,645
持至期滿之債務證券	**Held-to-maturity debt securities**			
在香港上市	Listed in Hong Kong	**4,804**	2,515	3,074
在香港以外地區上市	Listed outside Hong Kong	**25,284**	22,800	24,790
		30,088	25,315	27,864
非上市	Unlisted	**89,279**	73,523	84,781
		119,367	98,838	112,645

(丙) 持至期滿之債務證券按到期日分析 *(c) Maturity analysis of held-to-maturity debt securities*

上述持至期滿之債務證券按到期日分析（即由結算日至合約期滿日之剩餘期間）詳列如下：

The maturity profile of the above held-to-maturity debt securities categorised by the remaining period from the balance sheet date to the contractual maturity date is as follows:

		賬面價值 Carrying Value		
		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
至到期日剩餘期間：	Remaining maturity:			
• 即時到期	• repayable on demand	**77**	–	78
• 三個月內但非即時到期	• three months or less but not repayable on demand	**5,617**	7,959	6,827
• 三個月以上至一年	• one year or less but over three months	**17,018**	12,580	17,474
• 一年以上至五年	• five years or less but over one year	**90,876**	72,966	82,130
• 五年以上	• over five years	**5,753**	3,758	5,241
		119,341	97,263	111,750

16 聯營公司投資　16 Investments in associated companies

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
聯營公司投資	Investments in associated companies	**2,183**	675	549

根據香港公認會計原則，聯營公司乃指某公司對另一間公司在沒有控制管理權之情況下，對該另一間公司有重大之影響力，包括參與財務及營運政策上之決策，則該另一間公司會被視為某公司之聯營公司。除非有明顯資料証明，一般而言，持有一間公司少於百分之二十股權不會被視作有重大影響力，而作為投資項目處理。因而有關股權通常以成本值列賬，而所得股息則按宣派金額入賬。但由於恒生有代表加入興業銀行股份有限公司之董事會及執行委員會，以致恒生有份參與決策過程，因此興業銀行股份有限公司被視作本行之聯營公司，而將是項投資以權益法入賬，即按比例將恒生應佔興業銀行股份有限公司之損益份額列賬。

In accordance with the Hong Kong Generally Accepted Accounting Practice, an associated company is an entity over which one company has significant influence, including participation in the financial and operating policy decisions, without controlling the management of the company. Usually a holding of less than 20% is presumed not to have significant influence unless such influence can be clearly demonstrated, and is treated on an investment basis, with the holding recognised at cost and dividends accounted for as declared. The investment in Industrial Bank Co., Ltd. (IB) has, however, been accounted for as an associated company using the equity method, by which Hang Seng will recognise its share of the profits and losses earned by IB. This reflects that Hang Seng has representation in both the Board and Executive Committee of IB, and the ability to participate in the decision making process.

17 其他資產 17 Other assets

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
按市值計算之資產負債表以外利率、滙率及其他衍生工具合約之未實現盈利	Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,023**	1,117	1,664
遞延税項	Deferred taxation	**17**	55	52
同業結算應收賬項	Items in the course of collection from other banks	**4,235**	2,945	3,244
預付及應計收益	Prepayments and accrued income	**2,182**	2,403	2,179
照應保單持有人權益之長期保險資產	Long-term assurance assets attributable to policy holders	**6,342**	3,763	4,982
其他賬項	Other accounts	**2,989**	3,232	3,815
		16,788	13,515	15,936
至到期日剩餘期間：	Remaining maturity:			
• 三個月內	• three months or less	**7,346**	6,551	8,811
• 三個月以上至一年	• one year or less but over three months	**1,289**	1,894	770
• 一年以上至五年	• five years or less but over one year	**458**	199	183
• 五年以上	• over five years	**7,654**	4,826	6,135
		16,747	13,470	15,899
• 已逾期*	• overdue*			
– 三個月以上至六個月	– six months or less but over three months	**5**	7	5
– 六個月以上至一年	– one year or less but over six months	**5**	9	8
– 一年以上	– over one year	**31**	29	24
		41	45	37
		16,788	13,515	15,936

* *主要為包括在「預付及應計收益」項下之逾期應收利息。*

* *Represented mainly by overdue interest receivable included under "Prepayments and accrued income".*

18 往來、儲蓄及其他存款 18 Current, savings and other deposit accounts

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
客戶存款：	Customer deposit accounts:			
• 往來存款	• current accounts	**51,928**	38,854	48,568
• 儲蓄存款	• savings accounts	**206,626**	165,717	205,769
• 定期及其他存款	• time and other deposits	**159,954**	204,445	177,634
發出存款證	Certificates of deposit in issue	**9,862**	10,014	7,927
發出其他債務證券	Other debt securities in issue	**–**	53	15
		428,370	419,083	439,913
客戶存款	**Customer deposit accounts**			
即時到期	Repayable on demand	**283,329**	232,393	281,296
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**117,668**	166,328	139,123
• 三個月以上至一年	• one year or less but over three months	**10,736**	9,029	7,474
• 一年以上至五年	• five years or less but over one year	**6,347**	1,266	3,720
• 五年以上	• over five years	**428**	–	358
		418,508	409,016	431,971
發出存款證	**Certificates of deposit in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**208**	2,121	908
• 三個月以上至一年	• one year or less but over three months	**2,994**	2,981	1,132
• 一年以上至五年	• five years or less but over one year	**6,081**	4,727	5,685
• 五年以上	• over five years	**579**	185	202
		9,862	10,014	7,927
發出其他債務證券	**Other debt securities in issue**			
至到期日剩餘期間：	Remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**–**	–	15
• 三個月以上至一年	• one year or less but over three months	**–**	53	–
		–	53	15
		428,370	419,083	439,913

19 同業存款 19 Deposits from banks

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
即時到期	Repayable on demand	**2,140**	854	654
有協定存款期或通知期，以餘下存款期計算：	With agreed maturity dates or periods of notice, by remaining maturity:			
• 三個月內但非即時到期	• three months or less but not repayable on demand	**3,928**	1,439	448
• 三個月以上至一年	• one year or less but over three months	**14**	66	100
		6,082	2,359	1,202

20 其他負債 20 Other liabilities

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
證券空倉	Short positions in securities	**2,657**	5,604	1,514
資產負債表以外按市值計算之利率、滙率及其他衍生工具合約之未實現虧損	Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**761**	1,072	1,277
本期税項	Current taxation	**1,023**	921	523
遞延税項	Deferred taxation	**953**	601	643
同業結算應付賬項	Items in the course of transmission to other banks	**5,162**	4,030	3,968
應計及遞延收入	Accruals and deferred income	**1,548**	1,531	2,155
負債及支付準備	Provisions for other liabilities and charges	**387**	384	363
照應保單持有人權益之長期保險負債	Long-term liabilities attributable to policy holders	**6,342**	3,763	4,982
其他負債	Other	**1,045**	944	3,722
		19,878	18,850	19,147

21 股東資金 21 Shareholders' funds

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
股本	Share capital	**9,559**	9,559	9,559
保留溢利	Retained profits	**21,895**	20,504	19,720
行址及投資物業重估儲備	Premises and investment properties revaluation reserves	**7,054**	5,906	5,813
長期股票投資重估儲備	Long-term equity investment revaluation reserve	**635**	647	1,009
資本贖回儲備	Capital redemption reserve	**99**	99	99
總儲備	Total reserves	**29,683**	27,156	26,641
		39,242	36,715	36,200
擬派股息	Proposed dividends	**2,103**	4,015	3,441
股東資金	Shareholders' funds	**41,345**	40,730	39,641
平均股東資金回報率	Return on average shareholders' funds	**30.9%**	24.4%	22.5%

於二零零四年上半年，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the first half of 2004.

22 資本管理

22 Capital resources management

資本基礎及風險加權資產分析

Analysis of capital base and risk-weighted assets

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003	二零零三年十二月三十一日 At 31 December 2003
資本基礎	**Capital base**			
第一級資本	Tier 1 capital			
• 股本	• share capital	**9,559**	9,559	9,559
• 保留溢利	• retained profits	**21,193**	19,919	19,084
• 資本贖回儲備	• capital redemption reserve	**99**	99	99
• 減：商譽	• less: goodwill	**(795)**	–	–
• 合計	• total	**30,056**	29,577	28,742
第二級資本	Tier 2 capital			
• 行址及投資物業重估儲備	• premises and investment properties revaluation reserves	**4,965**	4,160	4,096
• 長期股票投資重估儲備	• long-term equity investment revaluation reserve	**422**	459	688
• 一般準備	• general provisions	**403**	1,101	1,101
• 合計	• total	**5,790**	5,720	5,885
扣除未綜合計算之投資及其他項目	Unconsolidated investments and other deductions	**(2,122)**	(1,404)	(1,283)
總資本基礎	Total capital base after deductions	**33,724**	33,893	33,344
風險加權資產	**Risk-weighted assets**			
資產負債表內	On-balance sheet	**245,792**	226,484	234,251
資產負債表外	Off-balance sheet	**15,591**	14,243	15,047
總風險加權資產	Total risk-weighted assets	**261,383**	240,727	249,298
包括市場風險之總風險加權資產	Total risk-weighted assets adjusted for market risk	**263,236**	241,300	253,326
資本充足比率	**Capital adequacy ratios**			
經調整市場風險後	After adjusting for market risk			
• 第一級比率*	• tier 1*	**11.4%**	12.3%	11.3%
• 總比率*	• total*	**12.8%**	14.0%	13.2%
未調整市場風險	Before adjusting for market risk			
• 第一級比率	• tier 1	**11.5%**	12.3%	11.5%
• 總比率	• total	**12.9%**	14.1%	13.4%

** 資本比率已根據香港金融管理局之監管政策手冊內有關指引計及市場風險。*

** The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

23 流動資金比率 23 Liquidity ratio

根據香港銀行業條例附表四之準則計算，期內之平均流動資金比率為：

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

		半年結算至二零零四年六月三十日 Half-year ended 30 June 2004	半年結算至二零零三年六月三十日 Half-year ended 30 June 2003	半年結算至二零零三年十二月三十一日 Half-year ended 31 December 2003
本行及其經營銀行業務之主要附屬公司	The Bank and its major banking subsidiaries	**48.1%**	45.0%	47.4%

24 現金流量對賬表 24 Reconciliation of cash flow statement

(甲) 營業溢利與來自營業活動之淨現金流量對賬表 (a) Reconciliation of operating profit to net cash flow from operating activities

		半年結算至二零零四年六月三十日 Half-year ended 30 June 2004	半年結算至二零零三年六月三十日 Half-year ended 30 June 2003
營業溢利	Operating profit	**6,859**	5,617
淨利息收入	Net interest income	**(4,711)**	(5,220)
股息收入	Dividend income	**(76)**	(37)
呆壞賬準備	Provisions for bad and doubtful debts	**(763)**	456
折舊	Depreciation	**153**	171
長期投資之攤銷	Amortisation of long-term investments	**241**	17
減除收回後之貸款撇賬淨額	Advances written off net of recoveries	**(464)**	(700)
收回利息	Interest received	**4,589**	5,413
已繳利息	Interest paid	**(1,161)**	(1,462)
營運資金變動前之營業溢利	**Operating profit before changes in working capital**	**4,667**	4,255
現金及短期資金之變動	Change in cash and short-term funds	**(265)**	889
一個月以上到期之定期存放同業之變動	Change in placings with banks maturing after one month	**12,714**	3,181
存款證之變動	Change in certificates of deposit	**(1,729)**	676
持作買賣用途之證券之變動	Change in securities held for dealing purposes	**52**	151
客戶貸款之變動	Change in advances to customers	**(16,086)**	(1,365)
直屬控股公司及同母系附屬公司欠款之變動	Change in amounts due from immediate holding company and fellow subsidiary companies	**2,609**	(357)
其他資產之變動	Change in other assets	**(999)**	(1,213)
客戶存款之變動	Change in customer deposit accounts	**(13,463)**	11,325
發出債務證券之變動	Change in debt securities in issue	**1,920**	(5,935)
同業存款之變動	Change in deposits from banks	**4,880**	1,287
直屬控股公司及同母系附屬公司存款之變動	Change in amounts due to immediate holding company and fellow subsidiary companies	**5,118**	(858)
其他負債之變動	Change in other liabilities	**(77)**	3,487
撇除換算差額及其他非現金項目	Elimination of exchange differences and other non-cash items	**1,697**	(5,399)
來自營業活動產生之現金	**Cash generated from operating activities**	**1,038**	10,124
已繳稅款	Taxation paid	**(212)**	(11)
來自營業活動之現金流入淨額	**Net cash inflow from operating activities**	**826**	10,113

24 現金流量對賬表 *(續)* / 24 Reconciliation of cash flow statement *(continued)*

(乙) 現金及等同現金項目結餘分析 / *(b) Analysis of the balances of cash and cash equivalents*

		二零零四年六月三十日 At 30 June 2004	二零零三年六月三十日 At 30 June 2003
庫存現金及存放同業及其他金融機構	Cash in hand and balances with banks and other financial institutions	**5,945**	4,014
短期及一個月內到期之定期存放同業	Money at call and placings with banks maturing within one month	**55,865**	61,574
庫券	Treasury bills	**641**	1,363
存款證	Certificates of deposit	**1,069**	229
		63,520	67,180

25 或有債務、承擔及衍生工具 / 25 Contingent liabilities, commitments and derivatives

(甲) 合約金額、信貸之相等金額及風險加權金額 / *(a) Contract amount, credit equivalent amount and risk-weighted amount*

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零四年六月三十日	***At 30 June 2004***			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	**10,905**	**10,641**	**3,580**
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	**9,392**	**1,878**	**1,873**
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	**72,099**	**–**	**–**
• 一年及以上	• one year and over	**20,649**	**10,324**	**9,382**
其他	Other	**165**	**165**	**74**
		102,305	**12,367**	**11,329**
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	**76,742**	**762**	**220**
其他滙率合約	Other exchange rate contracts	**29,534**	**372**	**123**
		106,276	**1,134**	**343**
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	**119,216**	**1,364**	**316**
其他利率合約	Other interest rate contracts	**6,576**	**64**	**28**
		125,792	**1,428**	**344**
其他衍生工具合約	**Other derivative contracts**	**36**	**3**	**1**

25 或有債務、承擔及衍生工具*(續)* 25 Contingent liabilities, commitments and derivatives *(continued)*

(甲) 合約金額、信貸之相等金額及風險加權金額(續) *(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)*

		合約金額 Contract amount	*信貸之相等金額 Credit equivalent amount*	*風險加權金額 Risk-weighted amount*
二零零三年六月三十日	*At 30 June 2003*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	10,974	10,795	3,650
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	7,142	1,429	1,422
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	64,708	–	–
• 一年及以上	• one year and over	19,539	9,770	8,444
其他	Other	38	38	38
		91,427	11,237	9,904
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	84,812	1,072	264
其他滙率合約	Other exchange rate contracts	42,140	379	86
		126,952	1,451	350
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	78,220	1,366	336
其他利率合約	Other interest rate contracts	13,281	6	3
		91,501	1,372	339
其他衍生工具合約	**Other derivative contracts**	108	4	1

25 或有債務、承擔及衍生工具*(續)*

(甲) 合約金額、信貸之相等金額及風險加權金額(續)

25 Contingent liabilities, commitments and derivatives *(continued)*

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

		合約金額 Contract amount	信貸之相等金額 Credit equivalent amount	風險加權金額 Risk-weighted amount
二零零三年十二月三十一日	*At 31 December 2003*			
或有債務：	**Contingent liabilities:**			
擔保	Guarantees	12,401	12,143	3,622
承擔：	**Commitments:**			
信用證及短期貿易關連交易	Documentary credits and short-term trade-related transactions	8,098	1,620	1,613
未動用之正式備用便利、信貸額及其他放款承諾：	Undrawn formal standby facilities, credit lines and other commitments to lend:			
• 一年以下	• under one year	69,099	–	–
• 一年及以上	• one year and over	19,623	9,811	8,949
其他	Other	160	160	62
		96,980	11,591	10,624
滙率合約：	**Exchange rate contracts:**			
即期及遠期外滙交易	Spot and forward foreign exchange	76,408	1,080	322
其他滙率合約	Other exchange rate contracts	33,160	401	141
		109,568	1,481	463
利率合約：	**Interest rate contracts:**			
利率掉期	Interest rate swaps	91,629	1,300	315
其他利率合約	Other interest rate contracts	17,578	45	21
		109,207	1,345	336
其他衍生工具合約	**Other derivative contracts**	297	9	2

上表列出資產負債表以外交易之名義合約金額、信貸之相等金額及風險加權金額。計算信貸之相等金額，乃用作推算風險加權金額之用。此等金額乃根據香港銀行業條例附表三有關資本充足比率之準則而估算，並視乎對等機構之信譽及期限特性而定。如屬或有債務及承擔，則風險加權幅度為零至百分之一百，如屬滙率、利率及其他衍生工具合約，則風險加權幅度為零至百分之五十。

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, interest rate and other derivative contracts.

25 或有債務、承擔及衍生工具*(續)*

(甲) 合約金額、信貸之相等金額及風險加權金額(續)

或有債務及承擔均屬與信貸有關之交易，包括票據承兌、信用證、擔保書及提供信貸之承擔。所涉及之風險基本上與向客戶提供貸款之風險相同，故處理此類交易時，等同審批客戶之貸款申請，需要符合信貸條件、組合管理及抵押品之要求。由於此類信貸便利可能在未運用前已到期，故合約金額之總數並不代表未來現金之需求。

資產負債表以外之金融工具來自外滙、利率及股票等市場上所進行之期貨、遠期、掉期及期權等交易。

此等工具之合約金額顯示結算當日尚未到期之交易數量，但並不代表風險數額。此等工具之信貸相等金額乃根據香港銀行業條例附表三之準則計算，即為按市值重估後具正數值之合約價值及潛在之遠期信貸風險兩者之總數。

25 Contingent liabilities, commitments and derivatives *(continued)*

(a) Contract amount, credit equivalent amount and risk-weighted amount (continued)

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

(乙) 重置成本 *(b) Replacement cost*

		二零零四年 六月三十日 At 30 June 2004	二零零三年 六月三十日 At 30 June 2003	二零零三年 十二月三十一日 At 31 December 2003
滙率合約	Exchange rate contracts	**702**	738	876
利率合約	Interest rate contracts	**979**	1,072	997
其他衍生工具合約	Other derivative contracts	**2**	1	–
		1,683	1,811	1,873

合約之重置成本代表所有按市值重估後具正數值之合約（包括非買賣用途之合約）價值，而該等合約並無作任何雙邊淨額結算之安排。

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

26 跨國債權

跨國債權包括應收賬項及貸款、銀行存放同業結餘及持有存款證、票據、本票、商業票據和其他可轉讓債務工具及包括上述資產之應計利息與過期未付利息。債權分類是依照交易對手所在之地區，經計及風險轉移因素後而劃定。若債權之擔保人所在地區有異於交易對手所在之地區，則風險轉移至擔保人之所在地區。若屬銀行及金融機構之分行債權，其風險將轉移至該銀行或金融機構之總行所在地區。個別國家或區域經計及風險轉移後佔跨國債權總額百分之十或以上之債權總額詳列如下：

26 Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10% or more of the aggregate cross border claims are shown as follows:

		同業及其他金融機構 Banks & Other Financial Institutions	*公營機構 Public Sector Entities*	*其他 Other*	*合計 Total*
二零零四年六月三十日	*At 30 June 2004*				
不包括香港在內的亞太區：	Asia-Pacific excluding Hong Kong:				
• 澳洲	• Australia	18,865	214	1,063	20,142
• 其他	• other	22,461	1,264	6,575	30,300
		41,326	1,478	7,638	50,442
美洲：	The Americas:				
• 加拿大	• Canada	17,502	6,009	793	24,304
• 美國	• United States	10,006	3,740	6,249	19,995
• 其他	• other	19	762	4,528	5,309
		27,527	10,511	11,570	49,608
西歐：	Western Europe:				
• 德國	• Germany	13,906	348	387	14,641
• 英國	• United Kingdom	21,037	16	5,900	26,953
• 其他	• other	44,048	1,890	3,981	49,919
		78,991	2,254	10,268	91,513

26 跨國債權 *(續)* 26 Cross border claims *(continued)*

	同業及其他金融機構 Banks & Other Financial Institutions	公營機構 Public Sector Entities	其他 Other	合計 Total
二零零三年六月三十日 At 30 June 2003				
不包括香港在內的亞太區： Asia-Pacific excluding Hong Kong:				
• 澳洲 • Australia	19,793	151	1,304	21,248
• 其他 • other	21,832	804	3,238	25,874
	41,625	955	4,542	47,122
美洲： The Americas:				
• 加拿大 • Canada	16,608	8,945	264	25,817
• 美國 • United States	8,868	6,524	3,508	18,900
• 其他 • other	5	–	4,661	4,666
	25,481	15,469	8,433	49,383
西歐： Western Europe:				
• 德國 • Germany	20,595	1,069	402	22,066
• 英國 • United Kingdom	22,395	16	3,551	25,962
• 其他 • other	46,022	2,071	3,531	51,624
	89,012	3,156	7,484	99,652
二零零三年十二月三十一日 At 31 December 2003				
不包括香港在內的亞太區： Asia-Pacific excluding Hong Kong:				
• 澳洲 • Australia	19,251	170	1,362	20,783
• 其他 • other	23,543	1,377	3,749	28,669
	42,794	1,547	5,111	49,452
美洲： The Americas:				
• 加拿大 • Canada	17,982	10,527	686	29,195
• 美國 • United States	8,047	6,672	5,090	19,809
• 其他 • other	4	543	4,351	4,898
	26,033	17,742	10,127	53,902
西歐： Western Europe:				
• 德國 • Germany	20,417	863	371	21,651
• 英國 • United Kingdom	20,378	16	4,091	24,485
• 其他 • other	54,061	1,601	4,144	59,806
	94,856	2,480	8,606	105,942

27 會計政策

製備本中期報告所載之資料所採用之各項會計政策與二零零三年年度財務報告所列一致。

27 Accounting policies

This interim report has been prepared on a basis consistent with the accounting policies adopted in the 2003 financial statements.

28 比較數字

部份比較數字已重新分類，以符合是期之賬項編排。

28 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

29 物業重估

本行位於香港特別行政區之行址及投資物業於二零零四年六月進行重估，以反映二零零四年上半年之物業市場走勢。該估值由獨立之專業估價師卓德測計師行有限公司負責，並由持有香港測量師學會會員資格之專業估價師進行。重估行址物業之基準乃按照行址當時用途之公開市場價值，而重估投資物業之基準則按照公開市場價值。物業重估後有港幣十七億零五百萬元之增值，其中港幣十三億八千九百萬元（已扣除遞延稅項為港幣一億九千七百萬）已於二零零四年六月三十日誌入重估儲備賬。至於餘下之港幣一億一千九百萬元，屬以往重估時部份物業市值低於原始成本減除折舊而出現之估值虧損，現撥回損益賬。

29 Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2004 to reflect property market movements in the first half of 2004. The valuation was conducted by Chesterton Petty Limited, an independent professional valuer, and carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a surplus of HK$1,705 million, of which HK$1,389 million (net of deferred tax amounting to HK$197 million) has been credited to the Bank's revaluation reserves at 30 June 2004. The remaining amount of HK$119 million has been credited to the profit and loss account, being reversal of the previous revaluation deficit which had arisen when the market value of certain premises fell below depreciated historical cost.

30 市場風險

市場風險乃因受滙率、利率或股票及商品價格之變動，而令恒生產生盈利或虧損。市場風險源自按市值計價基準列賬，以及按應計基準列賬之金融工具。客戶業務及自行持倉活動均會對恒生產生市場風險。

市場風險受董事會所核准之風險限額所規範。風險限額按每類產品及風險類別釐定。在設定風險限額時，產品之市場流通性為其中一個主要考慮因素。風險限額之設置乃配合有關風險量計之技巧，包括每個投資組合之持盤限額，敏感性限額與涉及風險數值限額。

恒生採用滙豐集團所訂定之風險管理政策及風險量計技巧，設立監察每日之實際風險與核準之風險限額比較之程序，並於有需要時作出行動以確保整體風險維持於可接受之水平。

涉及風險數值是一種按某一置信水平估計由於市場滙率、利率及價格在特定持盤時間內之變動而使風險持倉盤可能出現虧損之技巧。恒生計算涉及風險數值之模式採用方差/協方差基準，利用過往市場價格變動資料，按百分之九十九置信水平及十日持倉期之基準作推算，並考慮不同市場及價格之間之相互關係。市場價格的變動乃參考過去兩年的市場數據計算。綜合不同風險類別的涉及風險數值乃根據各風險類別之間不互相影響假設而計算。鑑於採用涉及風險值模式有一定局限性，本行亦進行壓力測試，以評估在極端市況下，所承受之市場風險。

30 Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99% confidence level and a 10-day holding period and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

30 市場風險 *(續)*

恒生已獲香港金融管理局之批准，採用此風險數值模式計算資本充足比率內之市場風險。此外，香港金融管理局亦對本行之市場風險管理程序表示滿意。

恒生於二零零四年上半年及二零零三年上半年之所有利率及滙率之風險持倉，以及個別風險組合之涉及風險數值如下：

30 Market risk *(continued)*

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2004 and 2003 are shown in the tables below:

涉及風險數值 VAR

		二零零四年六月三十日 At 30 June 2004	***期內最低數值 Minimum during the period***	***期內最高數值 Maximum during the period***	***期內平均數值 Average for the period***
所有利率及滙率之風險持倉之涉及風險數值	VAR for all interest rate risk and foreign exchange risk	**349**	**250**	**607**	**387**
滙率之風險持倉之涉及風險數值（買賣）	VAR for foreign exchange risk (trading)	**37**	**35**	**58**	**43**
利率之風險持倉之涉及風險數值：	VAR for interest rate risk:				
• 買賣	• trading	**4**	**1**	**8**	**4**
• 累計	• accrual	**348**	**245**	**605**	**386**

		二零零三年六月三十日 At 30 June 2003	*期內最低數值 Minimum during the period*	*期內最高數值 Maximum during the period*	*期內平均數值 Average for the period*
所有利率及滙率之風險持倉之涉及風險數值	VAR for all interest rate risk and foreign exchange risk	409	187	409	276
滙率之風險持倉之涉及風險數值（買賣）	VAR for foreign exchange risk (trading)	3	2	4	3
利率之風險持倉之涉及風險數值：	VAR for interest rate risk:				
• 買賣	• trading	8	1	11	4
• 累計	• accrual	402	187	402	275

30 市場風險 *(續)*

於二零零四年上半年，與市場風險有關之財資業務每日平均收入（包括應計賬項之淨利息收入及與交易持倉之資金成本）為港幣一千萬元（二零零三年上半年為港幣八百萬元）。該等每日收入之標準差為港幣五百萬元（二零零三年上半年為港幣四百萬元）。在二零零四年上半年之一百二十二個交易日中，只有兩日錄得虧損，而最高之一日虧損為港幣六百萬元。最常見之一日收入，是介乎港幣六百萬元至港幣一千萬元之間，佔六十二日。最高之一日收入則為港幣三千八百萬元。

恒生之外滙風險主要包括財資處之外滙買賣及源自銀行業務之滙兑風險，後者亦交由財資處統籌，按董事會核准之外滙買賣限額內集中管理。二零零四年上半年每日平均外滙溢利為港幣四百萬元（二零零三年上半年為港幣二百萬元）。結構性外滙倉盤由海外附屬公司及分行之資本投資，主要為美元及人民幣所產生，該等投資由資產負債管理委員會管理。

利率風險來自財資交易組合及應計賬項，由財資處於董事會核准之限額內管理。二零零四年上半年來自財資處與利率風險有關之業務每日平均收入為港幣六百萬元（二零零三年上半年為港幣六百萬元）。

30 Market risk *(continued)*

The average daily revenue earned from market risk-related treasury activities for the first half of 2004, including accruals book net interest income and funding related to dealing positions, was HK$10 million (HK$8 million for the first half of 2003). The standard deviation of these daily revenues was HK$5 million (HK$4 million for the first half of 2003). An analysis of the frequency distribution of daily revenues shows that out of 122 trading days in the first half of 2004, losses were recorded on only two days and the maximum daily loss was HK$6 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 62 occurrences. The highest daily revenue was HK$38 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2004 was HK$4 million (HK$2 million for the first half of 2003). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi, are managed by the Asset and Liability Management Committee (ALCO).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2004 was HK$6 million (HK$6 million for the first half of 2003).

31 外滙倉盤

外滙風險包括因買賣、非買賣及結構性倉盤而產生。於二零零四年六月三十日，恒生只有美元非結構性外滙倉盤而佔整體外滙淨倉盤總額百分之十以上。

31 Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2004, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10% of the total net position in all foreign currencies.

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
美元非結構性倉盤	US dollar non-structural position			
現貨資產	Spot assets	**166,456**	158,081	162,330
現貨負債	Spot liabilities	**(161,751)**	(149,899)	(151,706)
遠期買入	Forward purchases	**41,452**	44,594	40,537
遠期賣出	Forward sales	**(34,390)**	(41,066)	(35,587)
期權盤淨額	Net options positions	**(2)**	–	–
持有非結構性倉盤淨額	Net long non-structural position	**11,765**	11,710	15,574

於二零零四年六月三十日，恒生之結構性外滙倉盤主要為美元和人民幣。

At 30 June 2004, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

		二零零四年六月三十日 **At 30 June 2004**	佔總結構性淨倉盤比率 **% of total net structural position**	二零零三年六月三十日 *At 30 June 2003*	佔總結構性淨倉盤比率 *% of total net structural position*	二零零三年十二月三十一日 *At 31 December 2003*	佔總結構性淨倉盤比率 *% of total net structural position*
結構性倉盤	Structural position						
美元	US dollar	**852**	**29.7**	887	85.7	841	68.5
人民幣	Renminbi	**1,910**	**66.6**	95	9.2	282	23.0

32 有關連人士之重大交易

(甲) 直屬控股公司及同母系附屬公司

於二零零四年上半年，恒生按正常之銀行業務經營範圍與直屬控股公司及同母系附屬公司進行業務交易，其中包括同業存款、同業放款及資產負債表以外之交易。此等交易均按當時之市場價格進行。恒生亦按其正常業務經營範圍參與經由直屬控股公司安排下之若干結構融資交易。

恒生使用直屬控股公司之電子資料處理服務並與其共用自動櫃員機網絡，及使用一同母系附屬公司提供之若干處理服務，均是按成本收回基礎計算費用。此外，恒生亦將其中一項職員退休福利計劃交由同母系附屬公司擔任承保人及管理人，本行亦為兩間同母系附屬公司代理銷售強制性公積金及分銷零售投資基金產品。此等交易之保費、佣金及其他收費均以正常公平交易為基礎。

期內由此等交易所產生之總收支及期末與有關機構之存欠結餘及資產負債表以外之總合約金額詳列如下：

32 Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2004, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:

期內收支 Income and expenses for the period

		半年結算至二零零四年六月三十日 Half-year ended 30 June 2004	半年結算至二零零三年六月三十日 *Half-year ended 30 June 2003*	半年結算至二零零三年十二月三十一日 *Half-year ended 31 December 2003*
利息收入	Interest income	**50**	96	99
利息支出	Interest expense	**22**	5	12
其他營業收入	Other operating income	**92**	39	205
營業支出	Operating expenses	**300**	296	322

32 有關連人士之重大交易 *(續)*

32 Material related-party transactions *(continued)*

(甲) 直屬控股公司及同母系附屬公司 (續)

(a) Immediate holding company and fellow subsidiary companies (continued)

期末結餘

Balances at the period-end

		二零零四年六月三十日 **At 30 June 2004**	二零零三年六月三十日 *At 30 June 2003*	二零零三年十二月三十一日 *At 31 December 2003*
總欠款	Total amount due from	**5,777**	7,596	13,715
總存款	Total amount due to	**7,530**	757	2,412
資產負債表以外之總合約金額	Total contract sum of off-balance sheet transactions	**44,887**	33,172	35,121

(乙) 聯營公司

恒生給予一聯營公司一項免息股東貸款，於二零零四年六月三十日之結餘為港幣二億三千三百萬元（於二零零三年六月三十日為港幣二億一千七百萬元，而於二零零三年十二月三十一日則為港幣二億二千九百萬元）。

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2004 was HK$233 million (HK$217 million at 30 June 2003 and HK$229 million at 31 December 2003).

(丙) 最終控股公司

於二零零四年上半年，與本行最終控股公司並無進行任何交易（與二零零三年相同）。

(c) Ultimate holding company

During the first half of 2004, no transaction was conducted with the Bank's ultimate holding company (same as 2003).

(丁) 主要行政人員

於二零零四年上半年，與恒生及其控股公司之主要行政人員及其有關連人士並無重大交易（與二零零三年相同）。

(d) Key management personnel

During the first half of 2004, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2003).

33 法定賬項

此中期報告所載資料乃未經審核及不構成法定賬項。

截至二零零三年十二月三十一日之法定賬項，已送呈公司註冊處及香港金融管理局。該法定賬項載有於二零零四年三月一日發出之無保留意見之核數師報告書。截至二零零三年十二月三十一日之年報及賬項，包括法定賬項，可向本行公司秘書部索取，地址為香港德輔道中八十三號十樓，或於恒生銀行之網址 http://www.hangseng.com 下載。

33 Statutory accounts

The information in this interim report is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004. The Annual Report and Accounts for the year ended 31 December 2003, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

34 最終控股公司

恒生銀行為滙豐控股有限公司間接持有百分之六十二點一四權益之附屬公司。

34 Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14%-owned subsidiary of HSBC Holdings plc.

董事買賣證券守則

本行曾對董事買賣證券行為守則作出修訂，並由二零零四年三月三十一日起採納一套條款不會較當時生效之《上市發行人董事進行證券交易的標準守則》(即香港聯合交易所有限公司主板證券上市規則(「聯交所上市規則」)附錄十)為寬鬆之有關守則。

遵守董事買賣證券守則聲明

本行已就此徵詢各董事(包括於二零零四年上半年內退任或委任之董事)，並獲各董事確認彼等已於二零零四年一月一日至六月三十日期間(首尾兩日包括在內)之適用時間遵守當時生效之《上市發行人董事進行證券交易的標準守則》(即聯交所上市規則附錄十)及本行董事買賣證券之行為守則。

董事權益

本行董事依照聯交所上市規則而作出之公佈，於二零零四年六月三十日所持有之本行及各相聯公司之證券、股本衍生工具及債券之權益(依照證券及期貨條例第XV部份之釋義)詳情列於下表之內。

	個人權益(實益持有)	家屬權益(配偶或十八歲以下子女之權益)	公司權益(控制公司之權益)	其他權益	總數	總數佔發行股本百分率
持有本行之普通股(每股面值港幣五元正)						
艾爾敦先生	300	—	—	—	300	0.00
陳祖澤先生	—	—	—	1,000[(1)]	1,000	0.00
陸觀豪先生	1,983	2,500	—	—	4,483	0.00
莫偉健先生	1,625	—	—	—	1,625	0.00
持有滙豐控股有限公司之普通股(每股面值0.50美元)						
艾爾敦先生	97,173[(2)]	926	—	335,587[(5)]	433,686	0.00
鄭海泉先生	36,381	76,134	—	191,410[(5)]	303,925	0.00
陳祖澤先生	14,283	—	—	3,000[(1)]	17,283	0.00
簡善恒先生	273	8,383	—	66,294[(5)]	74,950	0.00
許晉乾先生	9,562	24,342	1,059,475[(3)]	—	1,093,379	0.01
李家祥議員	—	18,132	79,622[(4)]	—	97,754	0.00
陸觀豪先生	74,465	3,264	—	62,198[(5)]	139,927	0.00
莫偉健先生	15,531	—	—	62,835[(5)]	78,366	0.00
柯清輝先生	87,633	33,259	—	163,463[(5)]	284,355	0.00

註：

(1) 陳祖澤先生及其夫人乃一項信託之受益人，而該信託持有1,000股本行股份及3,000股滙豐控股有限公司股份。

(2) 此等股份乃由艾爾敦先生及其夫人共同持有。

(3) 許晉乾先生全權控制一間私人公司Parc Palais Incorporated之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(4) 李家祥議員有權控制某一私人公司不少於三分之一之股份表決權而可於其股東大會上行使者，而列於公司權益項下之股份，均全數由該公司實益持有。

(5) 此等權益乃(i)根據滙豐集團優先認股計劃授予董事認購每股0.50美元之滙豐控股有限公司普通股之優先認股權及(ii)根據滙豐控股有限公司有限制股份計劃，授予董事而由一項信託持有之每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份，現將有關數目臚列如下：

	優先認股權 (詳情見下列明細表)	根據滙豐控股有限公司有限制股份計劃之有條件獎勵股份 (詳情見下列明細表)	總數
艾爾敦先生	–	335,587	335,587
鄭海泉先生	3,070	188,340	191,410
簡善恒先生	41,348	24,946	66,294
陸觀豪先生	3,937	58,261	62,198
莫偉健先生	5,652	57,183	62,835
柯清輝先生	4,509	158,954	163,463

於二零零四年六月三十日，下列董事持有每股面值0.50美元之非上市而實股結算之滙豐控股有限公司普通股之優先認股權。該等認股權乃滙豐控股有限公司無代價授予該等董事。

	於2004年6月30日持有之優先認股權	於上半年內行使優先認股權認購每股0.50美元之普通股	每股行使價 (以便士計)	授予日期	開始行使日期	截止行使日期
鄭海泉先生	3,070	–	534.96	2003年5月8日	2008年8月1日	2009年1月31日
簡善恒先生	17,550	–	637.54	1999年3月29日	2002年4月3日	2009年3月29日
	6,500	–	746.00	2000年4月3日	2003年4月3日	2010年4月3日
	7,500	–	871.20	2001年4月23日	2004年4月23日	2011年4月23日
	7,000	–	840.50	2002年5月7日	2005年5月7日	2012年5月7日
	2,798	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	41,348					
陸觀豪先生	1,248	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,679	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	1,010 [(1)]	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	3,937					
莫偉健先生	3,126	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	2,526 [(1)]	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	5,652					
柯清輝先生	1,875	–	539.80	1999年4月1日	2004年8月1日	2005年1月31日
	1,119	–	602.99	2000年4月10日	2005年8月1日	2006年1月31日
	1,515 [(1)]	–	647.20	2004年5月10日	2009年8月1日	2010年1月31日
	4,509					

註：

(1) 陸觀豪先生、莫偉健先生及柯清輝先生於二零零四年七月期間得悉持有此等每股面值0.50美元之非上市而實股結算之滙豐控股有限公司普通股之優先認股權時作出有關通知。

於二零零四年六月三十日，董事根據滙豐控股有限公司有限制股份計劃獲授予而由一項信託持有每股面值0.50美元之滙豐控股有限公司普通股之有條件獎勵股份數目，現臚列如下：

	於2004年1月1日持有之獲授股份	於上半年內獲授之股份	於上半年內發放予董事之獲授股份	於2004年6月30日持有之獲授股份[1]
艾爾敦先生	289,829	87,302	49,209	335,587
鄭海泉先生	155,179	52,963	23,981	188,340
簡善恒先生	12,467	12,180	–	24,946
陸觀豪先生	63,527	10,962	17,471	58,261
莫偉健先生	59,713	11,571	15,287	57,183
柯清輝先生	132,036	45,397	22,011	158,954

註：

(1) 上列數目包括代息股份而收取之額外股份。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零四年六月三十日，並無淡倉記錄。

除上述外，於截至二零零四年六月三十日之半年內，本行並無發給認購本行股本或債務證券之權利予任何人士，亦無任何人士行使該等權利。

主要股東權益

根據本行依照證券及期貨條例而設之登記冊，於二零零四年六月三十日，下列公司擁有本行之權益（按照該條例所規定者）如下：

公司名稱	持有之普通股數量(每股面值港幣五元正)(佔總數百分率)
香港上海滙豐銀行有限公司	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
滙豐控股有限公司	1,188,057,371 (62.14%)

香港上海滙豐銀行有限公司為HSBC Asia Holdings BV之全資附屬公司，HSBC Asia Holdings BV為HSBC Asia Holdings (UK)之全資附屬公司，而HSBC Asia Holdings (UK)為HSBC Holdings BV之全資附屬公司。同時，HSBC Holdings BV為HSBC Finance (Netherlands)之全資附屬公司，而HSBC Finance (Netherlands)則為滙豐控股有限公司之全資附屬公司。因此，香港上海滙豐銀行有限公司之權益亦被視為HSBC Asia Holdings BV、HSBC Asia Holdings (UK)、HSBC Holdings BV、HSBC Finance (Netherlands) 及滙豐控股有限公司所擁有之權益。

本行董事會認為，滙豐控股有限公司實益持有本行之普通股1,188,057,371股(62.14%)。

上述全部權益皆為長盤。根據本行依照證券及期貨條例第336條而設之股份權益及淡倉登記冊，於二零零四年六月三十日，並無淡倉記錄。

購買、沽售或購回本行之上市證券

截至二零零四年六月三十日之六個月內，本行或任何附屬公司並無購買、沽售或購回本行之上市證券。

薪酬及員工發展

本行員工薪酬、薪酬政策及員工發展的資料與二零零三年年報披露者大致相同，並無重大改變。

最佳應用守則

本行並無任何董事知悉資料足以合理地顯示本行於二零零四年上半年內任何時間未有遵守本行所採納董事之最佳應用守則之任何部份，該守則包括聯交所上市規則附錄十四之全部指引。

監管政策手冊內有關本地註冊認可機構披露中期財務資料之指引

此份中期報告所載截至二零零四年六月三十日止半年之資料，符合香港金融管理局於二零零二年十一月頒佈之監管政策手冊內有關本地註冊認可機構披露中期財務資料指引之各項要求。

會計實務準則第二十五號之「中期財務報告」（「會計實務準則第二十五號」）

此份中期報告所載截至二零零四年六月三十日止半年之資料，符合會計實務準則第二十五號之各項要求。

暫停股份登記日期

本行將於二零零四年八月二十四日（星期二），暫停辦理股份過戶登記手續。為確保享有第二次中期股息，股份過戶文件連同有關股票，必須於二零零四年八月二十三日（星期一）下午四時或以前，送達香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室，本行股份登記處香港中央證券登記有限公司，辦理過戶手續。二零零四年度第二次中期股息將於二零零四年九月二日（星期四）派發予於二零零四年八月二十四日（星期二）已在股東名冊內登記之股東。

中期報告

此份中期報告可向香港德輔道中八十三號十樓恒生銀行公司秘書部索取，或於恒生銀行之網址http://www.hangseng.com下載。

二零零四年其餘季度派息之建議時間表

二零零四年度第三次中期股息：

宣佈日期	二零零四年十一月八日
暫停辦理過戶登記手續日期	二零零四年十二月十七日
派發日期	二零零五年一月五日

二零零四年度第四次中期股息：

宣佈日期	二零零五年二月二十八日
暫停辦理過戶登記手續日期	二零零五年三月十六日
派發日期	二零零五年三月二十四日

董事會

於二零零四年八月二日，本行之董事會成員為艾爾敦先生（董事長）、鄭海泉先生（副董事長兼行政總裁）、陳祖澤先生、鄭裕彤博士、張建東博士、簡善恒先生、許晉乾先生、利定昌先生、李家祥議員、羅康瑞博士、陸觀豪先生、莫偉健先生、柯清輝先生、冼為堅博士及鄧日燊先生。

The code for securities transactions by Directors

In relation to securities transactions by Directors, the Bank has revised its code of conduct and has since 31 March 2004 adopted in it terms no less exacting than the required standard set out in the model code for securities transactions by directors of listed issuers (ie Appendix 10 of the Hong Kong Main Board Listing Rules) as then in force.

Directors' compliance with the code for securities transactions by Directors

Specific enquiry has been made of all Directors (including those who have ceased to be Directors or the one who has become a Director during the first half of 2004) who have confirmed that they complied with the required standard set out in the model code for securities transactions by directors of listed issuers (ie Appendix 10 of the Hong Kong Main Board Listing Rules) and the Bank's code of conduct regarding securities transactions by Directors (both as in force at the material times) at the applicable times for the period from 1 January 2004 to 30 June 2004 (both dates inclusive).

Directors' interests

As at 30 June 2004 the interests of the Directors in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance "SFO") disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Mr D G Eldon	300	–	–	–	300	0.00
Mr John C C Chan	–	–	–	1,000[(1)]	1,000	0.00
Mr Roger K H Luk	1,983	2,500	–	–	4,483	0.00
Mr W K Mok	1,625	–	–	–	1,625	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Mr D G Eldon	97,173[(2)]	926	–	335,587[(5)]	433,686	0.00
Mr Vincent H C Cheng	36,381	76,134	–	191,410[(5)]	303,925	0.00
Mr John C C Chan	14,283	–	–	3,000[(1)]	17,283	0.00
Mr S J Glass	273	8,383	–	66,294[(5)]	74,950	0.00
Mr Jenkin Hui	9,562	24,342	1,059,475[(3)]	–	1,093,379	0.01
Dr the Hon Eric K C Li	–	18,132	79,622[(4)]	–	97,754	0.00
Mr Roger K H Luk	74,465	3,264	–	62,198[(5)]	139,927	0.00
Mr W K Mok	15,531	–	–	62,835[(5)]	78,366	0.00
Mr Raymond C F Or	87,633	33,259	–	163,463[(5)]	284,355	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) These shares are jointly held by Mr and Mrs D G Eldon.

(3) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(4) Dr the Hon Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) These represent interests in (i) options granted to Directors under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan made in favour of Directors and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan (please refer to the awards table below for further information)	Total
Mr D G Eldon	–	335,587	335,587
Mr Vincent H C Cheng	3,070	188,340	191,410
Mr S J Glass	41,348	24,946	66,294
Mr Roger K H Luk	3,937	58,261	62,198
Mr W K Mok	5,652	57,183	62,835
Mr Raymond C F Or	4,509	158,954	163,463

At 30 June 2004, the undermentioned Directors held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 30 June 2004	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share in pence	Date granted	Exercisable from	Exercisable until
Mr Vincent H C Cheng	3,070	–	534.96	8 May 2003	1 Aug 2008	31 Jan 2009
Mr S J Glass	17,550	–	637.54	29 Mar 1999	3 Apr 2002	29 Mar 2009
	6,500	–	746.00	3 Apr 2000	3 Apr 2003	3 Apr 2010
	7,500	–	871.20	23 Apr 2001	23 Apr 2004	23 Apr 2011
	7,000	–	840.50	7 May 2002	7 May 2005	7 May 2012
	2,798	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	41,348					
Mr Roger K H Luk	1,248	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,679	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	1,010 (1)	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	3,937					
Mr W K Mok	3,126	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	2,526 (1)	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	5,652					
Mr Raymond C F Or	1,875	–	539.80	1 Apr 1999	1 Aug 2004	31 Jan 2005
	1,119	–	602.99	10 Apr 2000	1 Aug 2005	31 Jan 2006
	1,515 (1)	–	647.20	10 May 2004	1 Aug 2009	31 Jan 2010
	4,509					

Note:

(1) Notifications that they held these unlisted physically settled options to acquire ordinary shares of US$0.50 each in HSBC Holdings plc were given by Mr Roger K H Luk, Mr W K Mok and Mr Raymond C F Or in July 2004 on their becoming aware of the same.

At 30 June 2004, the interests of the Directors in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan and held by a trust for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2004	Awards made during the first half of the year	Shares awarded released to the Director during the first half of the year	Awards held at 30 June 2004[1]
Mr D G Eldon	289,829	87,302	49,209	335,587
Mr Vincent H C Cheng	155,179	52,963	23,981	188,340
Mr S J Glass	12,467	12,180	–	24,946
Mr Roger K H Luk	63,527	10,962	17,471	58,261
Mr W K Mok	59,713	11,571	15,287	57,183
Mr Raymond C F Or	132,036	45,397	22,011	158,954

Note:

(1) This includes additional shares arising from scrip dividends.

All the interests stated above represent long positions. As at 30 June 2004, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the half year ended 30 June 2004.

Substantial interests in share capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 30 June 2004, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 30 June 2004, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Purchase, sale or redemption of the Bank's listed securities

During the six months ended 30 June 2004, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Remuneration and staff development

There have been no material changes to the information disclosed in the Annual Report 2003 in respect of the remuneration of employees, remuneration policies and staff development.

Code of best practice

None of the Directors is aware of information that would reasonably indicate that the Bank is not, or was not for any part of the accounting period for the first half of 2004, in compliance with the Code of Best Practice adopted by the Bank, which includes all the guidelines set out in Appendix 14 of the Listing Rules.

Supervisory Policy Manual on Interim Financial Disclosure by Locally Incorporated Authorised Institutions

The information in the interim report for the half year ended 30 June 2004 complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

Hong Kong Statement of Standard Accounting Practice 25 "Interim Financial Reporting" ("HKSSAP 25")

The information in the interim report for the half year ended 30 June 2004 complies with HKSSAP 25.

Register of shareholders

The Register of Shareholders of the Bank will be closed on Tuesday, 24 August 2004, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4.00 pm on Monday, 23 August 2004. The second interim dividend will be payable on Thursday, 2 September 2004 to shareholders on the Register of Shareholders of the Bank on Tuesday, 24 August 2004.

Copies of the interim report

Further copies of the interim report may be obtained from the Company Secretary Department, Hang Seng Bank Limited, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

Proposed timetables for the remaining quarterly dividends for 2004

Third interim dividend for 2004

Announcement	8 November 2004
Book close date	17 December 2004
Payment date	5 January 2005

Fourth interim dividend for 2004

Announcement	28 February 2005
Book close date	16 March 2005
Payment date	24 March 2005

Board of Directors

As at 2 August 2004, the Board of Directors of the Bank comprises Mr D G Eldon (Chairman), Mr Vincent H C Cheng (Vice-Chairman and Chief Executive), Mr John C C Chan, Dr Y T Cheng, Dr Marvin K T Cheung, Mr S J Glass, Mr Jenkin Hui, Mr Peter T C Lee, Dr the Hon Eric K C Li, Dr Vincent H S Lo, Mr Roger K H Luk, Mr W K Mok, Mr Raymond C F Or, Dr David W K Sin and Mr Richard Y S Tang.

註冊辦事處

香港德輔道中八十三號
電話：(852) 2198 1111
圖文傳真：(852) 2868 4047
直線電報：73311 73323
環球財務電訊：HASE HK HH
網址：http://www.hangseng.com

股份登記處

香港中央證券登記有限公司
香港灣仔皇后大道東一八三號
合和中心十九樓一九零一至五室

美國預託證券託管處

The Bank of New York (紐約銀行)
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
網址：http://www.adrbny.com
電郵：shareowners@bankofny.com
(美國境內免費電話)：1-888-269-2377

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1901-5, Hopewell Centre, 19th Floor
183 Queen's Road East, Wanchai, Hong Kong

Depositary

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York NY 10286, USA
Website: http://www.adrbny.com
Email: shareowners@bankofny.com
(Toll free): 1-888-269-2377

恒生銀行有限公司
香港德輔道中八十三號

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong

http://www.hangseng.com